NOTICE OF 2013 ANNUAL GENERAL
SHAREHOLDER MEETING
AND INFORMATION CIRCULAR

ROGERS™

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OUR ANNUAL GENERAL SHAREHOLDER MEETING WILL BE HELD AT 11:00 A.M. (EASTERN TIME) ON **TUESDAY, APRIL 23, 2013**, AT THE VELMA ROGERS GRAHAM THEATRE, 333 BLOOR STREET EAST, TORONTO, ONTARIO

–

A LIVE WEBCAST OF THE MEETING WILL BE AVAILABLE ON OUR WEBSITE AT **WWW.ROGERS.COM/INVESTORS**

Who We Are

Rogers Communications Inc. is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, sports entertainment, magazines and trade publications, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com/investors

Please Register for Electronic Delivery of Shareholder Materials

We encourage you to elect to receive future shareholder materials electronically as we care about the environment and wish to keep unnecessary usage of paper to a minimum. Not only will you receive shareholder information more quickly than conventional mail, but will also be helping Rogers to reduce its carbon footprint as well as printing and postage costs. This free service is simple, convenient, secure and environmentally friendly.

It’s fast and easy to register for electronic delivery!

Beneficial Shareholders: If you hold your Rogers shares in a brokerage account or with another financial intermediary such as a bank or trust company, register for electronic delivery at InvestorDelivery.com (provided your institution participates in the Electronic Delivery program) using your personalized Enrolment Number which can be found on the right hand side of the mailing sheet or the Class A Voting Instruction Form that accompanied this shareholder mailing.

Registered Shareholders: If your Rogers shares are registered directly in your name with our transfer agent CIBC Mellon Trust Company, please register for electronic delivery at canstockta.com/electronicdelivery and using your personalized Holder Account Number which can be found on either the separate election form or Class A Form of Proxy included with this shareholder mailing.

Letter to Shareholders

Fellow Shareholders,

You are invited to attend Rogers Communications Inc.’s Annual General Meeting of Shareholders, which will be held at the Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario, Canada at 11:00 a.m. (local time) on Tuesday, April 23, 2013. We and our colleagues on the Board of Directors and executive team look forward to seeing you as we present our views on our 2012 achievements and outline our plans for the future. We hope you can join us in person or via the webcast.

This Information Circular contains important information about the Annual Meeting of Shareholders and the business to be conducted, voting, the nominated Directors, our corporate governance practices, and how we compensate our executive officers and Directors. If you cannot attend the Annual Meeting in person, and are a holder of Class A Voting shares, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting.

We will provide live coverage of the Annual Meeting via webcast from the Investor Relations section of our website at rogers.com/investors. A rebroadcast of the meeting webcast will be available on that site for several weeks after the meeting is concluded.

Sincerely,

Alan D. Horn, CA	Nadir H. Mohamed, FCA
Chairman of the Board	President and Chief Executive Officer

2013 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    1

What’s Inside

2    ROGERS COMMUNICATIONS INC.    2013 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual General Meeting of Shareholders

You are invited to the Rogers Communications Inc. Annual General Meeting of Shareholders

When

Tuesday, April 23, 2013, 11:00 a.m. (local time in Toronto)

Where

Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario, Canada

Webcast

A live webcast of the meeting will be available at rogers.com/investors

Business of the Annual General Meeting of Shareholders:

1.	receiving the consolidated financial statements for the year ended December 31, 2012 including the external auditors’ report;

2.	electing 17 directors;

3.	appointing the external auditors; and

4.	considering any other business which may properly come before the meeting.

You have the right to vote

You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Voting Shares at the close of business in Toronto, Ontario, Canada on March 13, 2013 (subject to the voting restrictions described in the Information Circular attached).

If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.

Admission to the meeting

Shareholders wishing to attend the meeting will be required to produce a proxy, meeting notice or otherwise provide proof of share ownership to gain admission.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3522. Le texte français sera disponible à l’assemblée.

By order of the Board of Directors,

David P. Miller

Secretary

Toronto, Ontario, Canada

March 6, 2013

2013 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    3

INFORMATION CIRCULAR

Information is as of March 6, 2013 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the annual general meeting of shareholders to be held on April 23, 2013 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost. We, us, our/ours, RCI and the Corporation refers to Rogers Communications Inc. and you and yours refers to a shareholder of Rogers Communications Inc.

Voting Information

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Corporation by our Transfer Agent and Registrar.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario, Canada on March 13, 2013 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (the Class B Shares) on the record date you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting will be required to produce a proxy, notice of meeting or otherwise provide proof of share ownership to gain admission.

Voting By Proxy

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy card to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail. Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for receiving proxies is Secretary of the Corporation c/o Canadian Stock Transfer Company Inc., P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

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—	Telephone. (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your 13 digit Control Number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy card. If your proxy card does not contain a Control Number you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions through the Internet. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to give your voting instructions through the Internet.

—	Fax or Email. Complete the enclosed proxy card by indicating how you want your shares voted. Sign and date the proxy card. Fax the completed proxy card to Canadian Stock Transfer at 416-368-2502 or toll free in Canada and the United States only at 1-866-781-3111 or scan and email it to proxy@canstockta.com.

or

•

You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax or through the Internet. If you mail or fax the proxy card, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided or fax the proxy card as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Canadian Stock Transfer Company when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 19, 2013.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this Information Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.

2013 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    5

Changing Your Mind

You may revoke your proxy card by:

•

delivering a completed and signed proxy card with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver), Canada or to the place identified above under Appointing a Proxyholder by 7:30 p.m. local time in Toronto on April 19, 2013 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•

delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 19, 2013 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name.

How Does a Non-Registered Holder of Class A Shares Give Voting Instructions?

Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

How Does a Non-Registered Holder of Class A Shares Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative and then follow your representative’s instructions.

Changing Your Mind as Non-Registered Holder

As a non-registered shareholder of Class A Shares, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you in time (7 days or more before the meeting).

HOW VOTES ARE COUNTED

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

Restrictions on the Transfer, Voting, Ownership and Issue of Shares

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada);

6    ROGERS COMMUNICATIONS INC.    2013 MANAGEMENT INFORMATION CIRCULAR

•	Telecommunications Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our board of directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 6, 2013, 112,462,014 Class A Shares were outstanding. Voting control of the Corporation is held by the Rogers Control Trust. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

Prior to his death in December 2008, Ted Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee (the Trustee) and members of the family of the late Ted Rogers are beneficiaries. As of March 6, 2013, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 102,232,198 Class A Shares, representing approximately 90.90% of the outstanding Class A Shares, and 39,553,700 Class B Shares, representing approximately 9.82% of the outstanding Class B Shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair acts in effect as chief executive of the Rogers Control Trust and has responsibility under the estate arrangements as representative of the controlling shareholder to provide overall leadership to RCI on long-term strategy and direction. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The

2013 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    7

Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. (A substantial majority of those individuals are currently serving as directors of RCI.)

The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the RCI board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the chairman or deputy chairman of the board of directors of RCI, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members as well as the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta A. Rogers, Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers, Martha L. Rogers, David A. Robinson and Ann T. Graham (Rogers family members); Alan D. Horn, Thomas I. Hull and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Corporation’s constating documents that an offer be made for the outstanding Class B Shares and there is no other protection available to holders of Class B Shares under the Corporation’s constating documents. If an offer is made to purchase both Class A Shares and Class B Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Shares.

Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2012, Note 22.

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Business of the Meeting

1. ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set at 17 the number of directors to be elected at the meeting. All of the current directors retire at the meeting but are eligible for re-election. Unless his or her office is vacated in accordance with applicable laws or the Articles, each director elected at the meeting will hold office until the next annual general meeting of the Shareholders of the Corporation or until his or her successor is elected or appointed.

Class A Shareholders vote for individual directors. The Board has adopted a majority voting policy, under which a director who is elected in an election with more votes withheld than in favour of his or her election is expected to tender his or her resignation to the Chair of the Board. The Board will refer the resignation to the Corporate Governance Committee for consideration. The Board will promptly accept the resignation unless the Corporate Governance Committee determines that there are circumstances that justify either the delay of the acceptance of the resignation or the rejection of it. The board will make a decision within 90 days after the meeting and issue a press release either announcing the resignation or explaining why it has not been accepted. The policy does not apply where an election involves a proxy battle i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board.

We do not currently have a mandatory retirement policy for our directors. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote FOR the election of the 17 proposed nominees.

THE PROPOSED NOMINEES

This section provides information on each person nominated by management for election as a director.

Charles William David Birchall Age: 70 Toronto, Ontario Canada Director Since: 2005 (8 years) Independent		Mr. Birchall serves as director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of the Institute of Chartered Accountants of England and Wales.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Barrick Gold Corporation
		Audit		5 of 5	100%	(TSX/NYSE:ABX)
		Finance		6 of 6	100%
		Nominating		2 of 2	100%

		Combined Total		20 of 20	100%
		Skills and Experience: mining, finance, accounting, senior executive(1), director(3)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	Nil	40,000	29,748	$2,662,536	6.0	Yes	41.0
2013	Nil	42,134	35,611	$3,819,046	6.0	Yes	58.8
Change	Nil	2,134	5,863	$1,156,510		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,746,814	12,597	103,759,411
Percentage of votes					99.99%	0.01%	100%

2013 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    9

Stephen Aaron Burch Age: 63 Owings Mills, Maryland, United States Director Since: 2010 (3 years) Independent		Mr. Burch is Chairman of the Board of the University of Maryland Medical Systems, and has more than 30 years’ experience in the communications industry. Mr. Burch served as President and Chief Executive Officer of Virgin Media (formerly NTL, Inc.) in the United Kingdom from 2006 to 2007. Mr. Burch served in various capacities at Comcast Cable Communications, most recently as President of the Atlantic Division from 1987 to 2005. Mr. Burch serves on various public service boards and educational institutions. He has a JD from Gonzaga University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Nil
		Audit		5 of 5	100%

		Combined Total		12 of 12	100%
		Skills and Experience: communications, senior executive(1), director(3), public sector(6)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	Nil	Nil	4,522	$171,609	6.0	Yes(9)	2.6
2013	Nil	Nil	6,949	$338,416	6.0	Yes(9)	5.2
Change	Nil	Nil	2,427	$166,807		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,738,354	21,057	103,759,411
Percentage of votes					99.98%	0.02%	100%

John Henry Clappison Age: 66 Toronto, Ontario Canada Director Since: 2006 (7 years) Independent		Mr. Clappison is a Corporate Director. Mr. Clappison was associated with PricewaterhouseCoopers from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	SunLife Financial Inc.
		Audit		5 of 5	100%	(TSX/NYSE/Other:SLF)
		Pension		3 of 3	100%	Cameco Corporation
						(TSX/NYSE:CCO)
						Inmet Mining Corporation
						(TSX:IMN)

		Combined Total		15 of 15	100%
		Skills and Experience: accounting, finance, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2012	Nil	1,000	17,259	$693,319	6.0	Yes	10.7
2013	400	800	20,200	$1,023,324	6.0	Yes	15.7
Change	400	-200	2,941	$330,005		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,738,674	20,737	103,759,411
Percentage of votes					99.98%	0.02%	100%

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Peter Cowperthwaite Godsoe, O.C., O. Ont. Age: 74 Toronto, Ontario Canada Director Since: 2003 (10 years) Independent		Mr. Godsoe is a Corporate Director and has served as Lead Director of the Corporation since March 2006. Mr. Godsoe is a member of the Advisory Committee of the Rogers Control Trust.(5) Prior to December 2003, Mr. Godsoe was the Chairman and Chief Executive Officer of the Bank of Nova Scotia, a financial services company. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Ingersoll-Rand Company Limited
		Finance		6 of 6	100%	(NYSE:IR)
		Compensation		4 of 4	100%	Onex Corporation
		Corporate Governance		2 of 2	100%	(TSX:OCX)
		Nominating		2 of 2	100%

		Combined Total		21 of 21	100%
		Skills and Experience: banking, finance, accounting, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	Nil	28,400	54,684	$3,164,113	6.0	Yes	30.1
2013	Nil	28,400	63,993	$4,521,691	6.0	Yes	43.1
Change	Nil	Nil	9,309	$1,357,578		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,746,394	13,017	103,759,411
Percentage of votes					99.99%	0.01%	100%

Alan Douglas Horn Age: 61 Toronto, Ontario Canada Director Since: 2006 (7 years) Non-Independent		Mr. Horn has served as Chairman of the Board of the Corporation and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control the Corporation since March 2006. Mr. Horn was Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006 and he served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn was Acting President and Chief Executive Officer of the Corporation from October 2008 to March 2009. Mr. Horn is a member of the Advisory Committee of the Rogers Control Trust.(5) Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board Pension Committee		7 of 7 3 of 3	100% 100%	Fairfax Financial Holdings Limited
		Finance Committee		6 of 6	100%	(TSX:FFH)
						CCL Industries Inc.
						(TSX:CCL)

		Combined Total		16 of 16	100%
		Skills and Experience: telecommunications, finance, accounting, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	46,600	1,304,255	26,664	$52,826,513	6.0	Yes	211.3
2013	46,600	1,304,255	31,860	$68,438,953	6.0	Yes	273.8
Change	Nil	Nil	5,196	$15,612,440		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,737,091	22,320	103,759,411
Percentage of votes					99.98%	0.02%	100%

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Thomas Ian Hull Age: 80 Toronto, Ontario Canada Director Since: 1979 (34 years) Independent		Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm. Mr. Hull is a member of the Advisory Committee of the Rogers Control Trust.(5) Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Nil
		Finance		6 of 6	100%
		Compensation		4 of 4	100%
		Corporate Governance		2 of 2	100%

		Combined Total		19 of 19	100%
		Skills and Experience: insurance, senior executive(1)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	408,400	3,100	73,144	$17,944,197	6.0	Yes	288.5
2013	383,400	3,100	78,342	$23,326,509	6.0	Yes	358.9
Change	-25,000	Nil	5,198	$5,382,312		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,746,389	13,022	103,759,411
Percentage of votes					99.99%	0.01%	100%

Philip Bridgman Lind, C.M. Age: 69 Toronto, Ontario Canada Director Since: 1979 (34 years) Non-Independent		Mr. Lind serves as Vice-Chairman of the Corporation and is a member of the Advisory Committee of the Rogers Control Trust.(5) Mr. Lind joined the Corporation in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of the Council for Business and the Arts and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Vancouver Art Gallery Board and The US Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012 he was inducted into the U.S. Cable Hall of Fame, the 3rd Canadian to be so honoured.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Brookfield Asset Management
						Inc.
						(TSX/NYSE:BAM)

		Combined Total		7 of 7	100%
		Skills and Experience: cable, broadcasting, senior executive(1), director(3)
Equity Ownership: Mr. Lind is subject to share ownership guidelines in his capacity as an employee of the Corporation – See “Senior Executive Incentive and Ownership Program – (c) Share Ownership Guidelines” below
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	380,520	926	48,319	n/a	n/a	n/a	n/a
2013	380,520	926	50,224	n/a	n/a	n/a	n/a
Change	Nil	Nil	1,905	n/a	n/a	n/a	n/a
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,728,451	30,960	103,759,411
Percentage of votes					99.97%	0.03%	100%

12    ROGERS COMMUNICATIONS INC.    2013 MANAGEMENT INFORMATION CIRCULAR

John A. MacDonald Age: 58 Toronto, Ontario Canada Director Since: 2012 (1 year) Independent		Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December of 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Previously Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp. Prior to that, he was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald currently is a director of two privately held companies. Mr. MacDonald was previously a director of Rogers Cable. Mr. MacDonald holds a B.Sc. in electrical engineering from Dalhousie University and a B.A., Engineering from the Technical University of Nova Scotia.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		5 of 5	100%	Nil
		Audit		3 of 3	100%

		Combined Total		8 of 8	100%
		Skills and Experience: telecommunications, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	Nil	Nil	Nil	Nil	6.0	n/a	n/a
2013	Nil	Nil	2,999	$146,051	6.0	Yes(9)	2.2
Change	Nil	Nil	2,999	$146,051		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,738,354	21,057	103,759,411
Percentage of votes					99.98%	0.02%	100%

Isabelle Marcoux Age: 43 Montreal, Quebec Canada Director Since: 2008 (5 years) Independent		Ms. Marcoux serves as Transcontinental Inc.’s Chair, and was previously Vice Chair, from 2007, and Vice President, Corporate Development, from 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited, Power Corporation of Canada and the Board of Trade of Metropolitan Montreal. Ms. Marcoux holds a B.A., Economics and Political Sciences and a B.A., Civil Law, both from McGill University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Transcontinental Inc.
		Corporate Governance		2 of 2	100%	(TSX: TCL)
		Compensation		3 of 4	75%	George Weston Limited
						(TSX:WN)
						Power Corporation of Canada
						(TSX:POW)

		Combined Total		12 of 13	92%
		Skills and Experience: law, publishing, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	Nil	Nil	12,579	$477,373	6.0	Yes	7.3
2013	Nil	Nil	16,418	$799,556	6.0	Yes	12.3
Change	Nil	Nil	3,839	$322,183		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,738,589	20,822	103,759,411
Percentage of votes					99.98%	0.02%	100%

2013 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    13

Nadir Mohamed(11) Age: 56 Toronto, Ontario Canada Director Since: 2005 (8 years) Non-Independent		Mr. Mohamed serves as President and Chief Executive Officer of the Corporation. Mr. Mohamed previously served as President and Chief Operating Officer, Communications Group of the Corporation. Mr. Mohamed joined the Corporation in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Mr. Mohamed is also a board member of TD Bank Financial Group and Maple Leaf Sports & Entertainment and is a member of Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia. Mr. Mohamed is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	The Toronto-Dominion Bank
						(TSX:TD)

		Combined Total		7 of 7	100%
		Skills and Experience: telecommunications, senior executive(1), director(3)
Equity Ownership: Mr. Mohamed is subject to share ownership guidelines in his capacity as an employee of the Corporation – See “Senior Executive Incentive and Ownership Program – (c) Share Ownership Guidelines” below
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	Nil	45,135	Nil	n/a	n/a	n/a	n/a
2013	Nil	46,336	Nil	n/a	n/a	n/a	n/a
Change	Nil	1,201	Nil	n/a	n/a	n/a	n/a
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,737,251	22,160	103,759,411
Percentage of votes					99.98%	0.02%	100%

The Honourable David Robert Peterson, P.C., Q.C. Age: 69 Toronto, Ontario Canada Director Since: 1991 (22 years) Independent		Mr. Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor Emeritus of the University of Toronto and also a director of St. Michael’s Hospital. Mr. Peterson holds a B.A. from the University of Western Ontario and a LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 and 1990.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Industrielle Alliance Insurance
		Pension		3 of 3	100%	and Financial Services Inc.
						(TSX:IAG)
						Franco-Nevada Corporation
						(TSX:FNV)
						VersaPay Corporation
						(TSX Venture:VPY)
						MBAC Fertilizer Corp.
						(TSX:MBC)
						SouthEast Group Ltd.
						(HKSE: 0726)

		Combined Total		10 of 10	100%
		Skills and Experience: law, senior executive(1), director(3), public sector(6)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	Nil	76,900	64,645	$5,401,623	6.0	Yes	83.1
2013	Nil	76,900	71,564	$7,290,178	6.0	Yes	112.2
Change	Nil	Nil	6,919	$1,888,555		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,728,031	31,380	103,759,411
Percentage of votes					99.97%	0.03%	100%

14    ROGERS COMMUNICATIONS INC.    2013 MANAGEMENT INFORMATION CIRCULAR

Edward S. Rogers(7) Age: 43 Toronto, Ontario Canada Director Since: 1997 (16 years) Non-Independent		Mr. Rogers serves as Deputy Chairman and Executive Vice-President of the Emerging Business and Corporate Development of the Corporation. He is the Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust.(5) Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. from 2003 to 2009. Mr. Rogers worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Corporation from 2000 to 2002. Mr. Rogers is Chairman of The Toronto Blue Jays and is on the Board of Directors of Maple Leaf Sports & Entertainment and CableLabs. Mr. Rogers also sits on the Boards of The Hospital for SickKids Foundation and the ONEXONE Foundation. Mr. Rogers holds a B.A., University of Western Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Nil
		Finance		6 of 6	100%
		Nominating		2 of 2	100%

		Combined Total		15 of 15	100%
		Skills and Experience: cable, telecommunications, director(3)
Equity Ownership: Mr. Rogers is subject to share ownership guidelines in his capacity as an employee of the Corporation – See “Senior Executive Incentive and Ownership Program – (c) Share Ownership Guidelines” below
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	2,000	1,003,103	Nil	n/a	n/a	n/a	n/a
2013	2,000	1,004,318	Nil	n/a	n/a	n/a	n/a
Change	Nil	1,215	Nil	n/a	n/a	n/a	n/a
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,735,870	23,541	103,759,411
Percentage of votes					99.98%	0.02%	100%

Loretta Anne Rogers(7) Age: 73 Toronto, Ontario Canada Director Since: 1979 (34 years) Non-Independent		Mrs. Rogers serves as a Corporate Director and is a member of the Advisory Committee of the Rogers Control Trust.(5) Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation. Mrs. Rogers holds a B.A., University of Miami, an honourary Doctorate of Laws, University of Western Ontario, and an honourary Doctor of Laws, Ryerson University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		6 of 7	86%	Nil

		Combined Total		6 of 7	86%
		Skills and Experience: director(3)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	2,000	91,675	54,366	$5,655,669	6.0	Yes	87.0
2013	2,000	85,945	60,740	$7,311,576	6.0	Yes	112.5
Change	Nil	-5,730	6,374	$1,655,907		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,736,621	22,790	103,759,411
Percentage of votes					99.98%	0.02%	100%

2013 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    15

Martha Loretta Rogers(7) Age: 40 Toronto, Ontario Canada Director Since: 2008 (5 years) Non-Independent		Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust.(5) She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers is a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice and is on the Board of Trustees of The Bishop Strachan School (BSS).
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Nil
		Pension		1 of 3	33%

		Combined Total		8 of 10	80%
		Skills and Experience: director(3)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	200	602,210	12,201	$23,559,525	6.0	Yes	362.5
2013	200	602,210	16,925	$30,631,696	6.0	Yes	471.3
Change	Nil	Nil	4,724	$7,072,171		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,736,481	22,930	103,759,411
Percentage of votes					99.98%	0.02%	100%

Melinda Mary Rogers(7) Age: 42 Toronto, Ontario Canada Director Since: 2002 (11 years) Non-Independent		Ms. Rogers has served as Senior Vice-President, Strategy and Development of the Corporation, since October 2006 and Founder of Rogers Venture Partners since September 2011. Ms. Rogers is the Control Trust Vice-Chair and a member of the Advisory Committee of the Rogers Control Trust.(5) Ms. Rogers joined Rogers Communications Inc. in 2000 as Vice President, Venture Investments and has also served as Vice President, Strategic Planning & Venture Investments from 2004 to 2006. In addition to her role within RCI, Ms. Rogers has served as a board member and advisor for a number of companies. She is currently the Chairman of the Jays Care Foundation, and is a director of The Governing Council of the University of Toronto, and iBAHN Corporation. Prior to joining Rogers, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A. from Joseph L. Rotman School of Business at the University of Toronto.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Nil
		Nominating		2 of 2	100%
		Pension		2 of 3	67%
		Finance		6 of 6	100%

		Combined Total		17 of 18	95%
		Skills and Experience: telecommunications, finance, director(3)
Equity Ownership: Ms. Rogers is subject to share ownership guidelines in her capacity as an employee of the Corporation
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	200	603,960	3,741	n/a	n/a	n/a	n/a
2013	200	603,960	3,887	n/a	n/a	n/a	n/a
Change	Nil	Nil	146	n/a	n/a	n/a	n/a
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,735,750	23,661	103,759,411
Percentage of votes					99.98%	0.02%	100%

16    ROGERS COMMUNICATIONS INC.    2013 MANAGEMENT INFORMATION CIRCULAR

Charles Sirois(10) Age: 58 Montreal, Quebec Canada Director Since: 2012 (1 year) Independent		Mr. Sirois is Chair of the Board of the Canadian Imperial Bank of Commerce and has been a director since 1997. Mr. Sirois is also Chairman of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder, and Founder and Chairman of Enablis Entrepreneurial Network, a Canadian-based not-for-profit organization whose mission is to drive meaningful economic development by empowering individual entrepreneurs in the developing world. He is also Founding Partner of Tandem Expansion Fund, a private investment fund focused on growth capital for high potential Canadian technology companies. Mr. Sirois has extensive experience in telecommunications, having held senior positions at BCE Mobile Communications and Teleglobe and having founded and held senior positions at Microcell Telecommunications and Telesystem International Wireless. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke, a Masters degree in Finance from Université Laval (Québec City), as well as honorary doctorates from Université du Québec à Montréal, University of Ottawa, Concordia University, Laval University and École de technologie supérieure. Mr. Sirois received the Order of Canada in 1994 and was appointed knight of the Ordre national du Québec in 1998. In 2010, he was inducted into Canada’s Telecommunications Hall of Fame.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		5 of 5	100%	Canadian Imperial Bank of
		Finance		3 of 4	75%	Commerce
						(TSX/NYSE:CM)

		Combined Total		8 of 9	89%
		Skills and Experience: telecommunications, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	Nil	Nil	Nil	Nil	6.0	n/a	n/a
2013	Nil	3,940	3,686	$374,459	6.0	Yes(9)	5.8
Change	Nil	3,940	3,686	$374,459		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,738,254	21,157	103,759,411
Percentage of votes					99.98%	0.02%	100%

John H. Tory, O. Ont.(8) Age: 58 Toronto, Ontario Canada Director Since: 2010 (3 years) Independent		Mr. Tory is a Corporate Director, and a member of the Advisory Committee of the Rogers Control Trust.(5) He served as a Member of Provincial Parliament and Leader of the Official Opposition in Ontario. Previous to that he was President & CEO of Rogers Media Inc. (1995-1999) and Rogers Cable Inc. (1999-2003). He was a managing partner of the law firm Torys LLP before joining Rogers. He is Chair of the Greater Toronto Civic Action Alliance (formerly Toronto City Summit Alliance), a broadcaster and is active in numerous charitable and community organizations.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 7	100%	Metro Inc.
		Corporate Governance		2 of 2	100%	(TSX:MRUA)
		Nominating		2 of 2	100%
		Compensation		4 of 4	100%

		Combined Total		15 of 15	100%
		Skills and Experience: communications, senior executive(1), director(3), law, public sector(6)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2012 Cash Retainer
2012	7,812	114,000	4,522	$4,845,709	6.0	Yes	74.5
2013	7,812	114,000	6,949	$6,373,564	6.0	Yes	98.1
Change	Nil	Nil	2,427	$1,527,855		Nil
Voting Results of 2012 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					103,737,629	21,782	103,759,411
Percentage of votes					99.98%	0.02%	100%

Notes:

(1)	Senior officer or Chair of the Board of a major organization.

2013 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    17

(2)	Equity at Risk is determined by adding the value of Class A Shares, Class B Shares and DSUs beneficially owned. Certain directors have control or direction over Class B shares which are not reported here as they are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on March 5, 2013, which was $50.49 and $49.48, respectively. The value of DSUs is the fair market value of a DSU on March 5, 2013, calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 5, 2013 which was $48.70. For 2012, Equity at Risk was calculated using the value of the Class A Shares and Class B Shares determined on March 5, 2012, which was $38.83 and $38.34, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 5, 2012, which was $37.95.
(3)	Director of another major public, private or non-profit organization.
(5)	Voting control of the Corporation is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders”, above.
(6)	Including crown corporations and educational institutions.
(7)	Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers, are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders”, above.
(8)	Mr. Tory was a director of Charter Communications Inc. when it filed for protection from its creditors in 2009.
(9)	Mr. Burch, Mr. MacDonald and Mr. Sirois have 5 years to attain the required ownership. For additional information, please see “Share Ownership Guidelines”.
(10)	Mr. Sirois was Chairman of the Board of Microcell when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.
(11)	On February 14, 2013, we announced that the Company’s President and Chief Executive Officer, Nadir Mohamed, has decided to retire in January 2014. Mr. Mohamed has agreed to work with the Board to ensure a seamless and orderly transition and to continue to lead the company in 2013. The Board is appointing a search committee and selecting a search firm to begin an international search.

Each of the proposed nominees is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

2. APPOINTMENT OF AUDITORS

KPMG LLP have been our external auditors for over thirty years. They were re-appointed at our annual general meeting of the Shareholders of the Corporation on April 25, 2012.

Upon recommendation of the Audit committee, management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote FOR the appointment of KPMG LLP as auditors to act until the next Annual General Meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees	2012		2011
	($)%		($)%
Audit Fees(1)	$6,158,529	64.5	$6,869,085	64.5
Audit-Related Fees(2)	463,044	4.8	512,731	4.8
Tax Fees(3)	1,512,418	15.8	1,197,300	11.2
All Other Fees(4)	1,421,369	14.9	2,073,755	19.5
Total	$9,555,360	100	$10,652,871	100

Notes:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.
(2)	Consist mainly of advice relating to compliance with pension plan audits and other specified procedures engagements.
(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services and French translation of certain filings with regulatory authorities.

18    ROGERS COMMUNICATIONS INC.    2013 MANAGEMENT INFORMATION CIRCULAR

Executive Compensation

This part of the Information Circular explains how the Corporation’s executive compensation programs are designed and operated, and is organized as follows:

TABLE OF CONTENTS

Letter to Shareholders	19
Report of the Compensation Committee	22
Compensation Discussion & Analysis	24
Named Executive Officers	24
Executive Compensation Philosophy and Objectives	24
Talent Management and Succession Planning	24
Committee’s Independent Compensation Advisor and Other Consultants	25
Compensation Risk Assessment	26
Peer Group(s) & Positioning of Executive Compensation	27
Components of Compensation	29
2012 NEO Pay Mix	30
Senior Executive Incentive and Ownership Program	34
CEO Performance and Compensation	37
Benefits & Perquisites	38
Retirement and other Post Employment Arrangements	38
Performance Graph	39
Summary Compensation Table	40
Incentive Plan Awards	42
Summary of Equity-based Incentive Plans	43
Pension Plan Benefits	48
Employment Agreements	49
Potential Payments on Termination, Resignation, Retirement or Change in Control	54
Conclusion	55

LETTER TO SHAREHOLDERS

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board of Directors, we are pleased to provide you with an overview of our approach to executive compensation including our philosophy, programs, 2012 plan outcomes and our priorities for 2013. Our goal is to provide you with a clear understanding of how and what we pay our executives and the context to understand key decisions made in the past year through the Compensation Discussion & Analysis that follows.

Our approach to executive compensation

At Rogers we have a strong pay for performance philosophy. Our compensation program is designed to ensure a strong link between pay, company performance, and the creation of sustainable long-term value for shareholders, with the following objectives in mind:

•	Attract and motivate talented executives in a competitive environment;

•	Reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance);

•	Recognize strong performance over both the short and long-term;

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•	Align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership expectations;

•	Retain high performing executives and encourage their long-term career commitment to the Corporation through diversity of experience and differentiation of pay; and

•	Ensure that our compensation plans align with good governance practices, and do not incent risk taking behaviour beyond the Corporation’s risk tolerance.

We did not make significant changes to our compensation programs in 2012; however, we continue to review our executive compensation program to ensure it provides the ability to attract, motivate and retain key executive talent critical to the achievement and evolution of our business strategy. We also work with our independent advisor, Hugessen Consulting Inc., to align with current best practices, governance and regulatory trends. We are committed to continually evolving our compensation program to ensure it reflects our corporate strategy.

2012 Performance and Pay

Annual Incentive Program

In 2012, the CEO and the other Named Executive Officers participated in the Annual Incentive Plan, which provides executives with variable compensation based on the achievement of annual performance goals. The plan measures are 100% aligned to the corporate scorecard. In addition, the CEO has an individual performance multiplier which will further impact his award based on an assessment of his individual performance, determined at the sole discretion of the Board and based on a recommendation from the Chairman of the Board. The key metrics in the plan – both financial and non-financial – are designed to drive alignment with Rogers’ strategic framework and company priorities. Each executive is also assessed on how well they live the Rogers values in leading their teams and driving results.

For 2012, the plan design included the following key metrics – Adjusted Operating Profit, Revenue, Customer Service, Churn, and Gross Post Paid Additions – these are key indicators of the organization’s performance against our strategic framework and within our industry. The following table provides a summary of how we performed against the plan’s metrics:

Performance Metric	2012 Target	2012 Results	Achievement
Adjusted Operating Profit(1)	$4.817B	$4.793B	99.5%
Revenue(2)	$12.264B	$11.942	97.4%
Customer Service(3)	—	—	150%
Churn – Cable	1.43%	1.41%	101.4%
Churn – Wireless	1.31%	1.29%	101.5%
Gross Post Paid Customer Additions	35.0%	35.9%	102.6%

Footnotes

(1)	Adjusted operating profit excludes stock-based compensation expense; integration, restructuring and acquisition expenses, and settlement of pension obligations.
(2)	Revenue excludes equipment revenue for Wireless.
(3)	Customer Service results are not disclosed because they are competitively sensitive.

More detail on our targets, achievement, and payout percentage for key financial metrics is contained in the Compensation Discussion & Analysis that follows.

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Long-term Compensation

Long-term, or equity-based compensation is a key component in aligning executives with shareholder interests. In 2012, Named Executive Officers received their long-term compensation in the form of performance contingent stock options (50% of their total award) and performance share units (also 50%). The performance contingent stock options have both a time requirement and pre-established share price performance targets which must be met in order for options to vest. The performance share units have annual and three-year cumulative Free Cash Flow targets which determine the number of units that will vest and pay out at the end of the three year term.

The Talent Agenda

As Rogers continues to face a complex and intensified competitive environment, it becomes even more important to ensure integration between the talent management, succession, and compensation program in order to attract, retain, and motivate the right talent to take the organization forward and deliver on our customer and shareholder commitments. During the year, we frequently reviewed and discussed the progress on our executive development and succession plans, and received reports of the talent management plans across the company. We also approved the appointment of a new EVP & CFO.

2013 Priorities

In 2013, the Board will be initiating a CEO search in light of Nadir Mohamed’s decision to retire in January 2014. This is a critical hiring decision for the Board, and in addition to this, the Committee will continue to focus on key areas of succession planning and talent management to ensure we have the right talent in the right roles in order to execute on our strategy. In addition, we will continue to review our executive compensation programs to ensure they remain competitive with the external market, and that the executive team remains aligned with the business priorities and delivering long-term sustainable value to you, our shareholders.

Conclusion

On behalf of the Compensation Committee and the Board of Directors, we are committed to open and transparent communication with our shareholders and we invite you to review the following sections which provide a more detailed view of our executive compensation program, methodology, and actual pay for our top executives in 2012.

Alan D. Horn, CA Chairman of the Board	John H. Tory Chairman, Compensation Committee

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REPORT OF THE COMPENSATION COMMITTEE

Current Members(1):

Name	Independent
Peter C. Godsoe	Yes
Thomas I. Hull	Yes
Isabelle Marcoux	Yes
John H. Tory (Chair)(2)	Yes

(1)	Ronald D. Besse was a committee member until April 25, 2012. William T. Schleyer resigned from the Board January 27, 2013.
(2)	John H. Tory replaced Thomas I. Hull as Chair of the committee effective April 25, 2012.

The Compensation Committee is responsible for assisting the Board in its oversight of the compensation, development and succession of the Corporation’s executives (for more information on the Committee’s mandate, please refer to Appendix C to this Information Circular for the full mandate of the Compensation Committee or visit the Corporate Governance section of our website at rogers.com/investors). The Compensation Committee receives assistance from an independent advisor in order to fulfill its responsibilities.

All committee members have a thorough understanding of policies, principles, and governance related to human resources and executive compensation, and the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include former chief executive officer positions of large publicly traded companies, as well as other directorship roles including most who sit on at least one other Rogers Board committee. Mr. Godsoe and Mr. Hull both sit on the Executive, Finance, and Corporate Governance Committees. In addition, Mr. Godsoe and Mr. Tory sit on the Nominating Committee. Mr. Tory, along with Ms. Marcoux also sits on the Corporate Governance Committee. For more information on the occupations, skills, experience, and independence of each Committee member, please refer to the director profiles contained in this Information Circular.

Meetings:

The Compensation Committee met four times during 2012 in order to review key items according to its mandate and annual work plan. The Chair of the Board and members of management, including the CEO, attended the meetings at the invitation of the Chair of the Compensation Committee as did the Compensation Committee’s independent advisor, Hugessen Consulting Inc. (Hugessen). At each meeting there is an in-camera session without management or the independent advisor present, and the Committee also regularly meets alone with their independent advisor, without management. Final approval of resolutions is made at the in camera sessions at the end of the meetings.

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Highlights:

The following highlights items reviewed and approved by the Committee in 2012:

CEO Performance, Priorities, and Compensation	• Reviewed and approved the 2012 priorities of the CEO. • Reviewed the performance of the CEO and recommended approval of his compensation to the Board in respect of 2012.
Succession Planning and Talent Management	• Reviewed the progress on our executive development, succession plans, and talent management plans across the Corporation.
Senior Executive Performance and Compensation	• Discussed the CEO’s annual performance assessments and approved compensation submitted by the CEO for other senior executives.
Compensation Plan Design

•      Reviewed the extent to which performance measures for 2011 were achieved and approved 2012 funding levels for executive and broad-based employee incentive plans based on this achievement.

•      Approved incentive plan design for 2013.

Governance	• Were informed of regulatory and governance updates by Committee’s independent advisor
Public Disclosure	• Reviewed and approved this report of the Compensation Committee, including the Compensation Discussion & Analysis.

The Compensation Committee’s decisions about executive compensation policies and practices are made within the context of the Corporation’s goals of continuing to be an industry leading, high-performing communications and media company with a superior performance-driven employee culture and commitment to customer satisfaction. To this end, the Compensation Committee’s mandate is to oversee management in the attraction and retention of talented and highly motivated people that will excel in a fast-paced and dynamic environment.

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COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis (the CD&A) describes and explains the Corporation’s compensation philosophy and objectives and the significant elements of compensation of the Corporation’s Named Executive Officers (the NEOs) during the 2012 financial year.

Named Executive Officers

The NEOs for 2012 were:

Name	Title
Nadir Mohamed	President and Chief Executive Officer (CEO)
Anthony Staffieri(1)	Executive Vice President and Chief Financial Officer (CFO)
William W. Linton	Former Executive Vice President, Finance and Chief Financial Officer (CFO)
Robert W. Bruce	President, Communications
Edward Rogers	Executive Vice President, Emerging Business and Corporate Development
Keith Pelley	President, Media

(1)	Anthony Staffieri succeeded William Linton as the CFO following the annual general meeting of the Shareholders of the Corporation on April 25, 2012. Mr. Linton retired on July 15, 2012.

Executive Compensation Philosophy and Objectives

The Corporation fosters a “pay for performance” culture by placing strong emphasis on incentive compensation for its executives.

The primary objectives of our executive compensation programs are:

•	Attract and motivate talented executives in a competitive environment;

•	Reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance);

•	Recognize strong performance over both the short and long-term;

•	Align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership expectations;

•	Retain high performing executives and encourage their long-term career commitment to the Corporation through diversity of experience and differentiation of pay; and

•	Ensure that our compensation plans align with good governance practices, and do not incent risk taking behaviour beyond the Corporation’s risk tolerance.

Different performance measures are used for the Corporation’s annual and long-term incentive plans in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. The use of customer satisfaction performance measures, in addition to financial measures, to determine awards under the Corporation’s Annual Incentive Plan reflects the Corporation’s commitment to keeping executives focused on the importance of creating and maintaining customer loyalty.

Talent Management and Succession Planning

A key part of the Compensation Committee’s annual work plan is the focus on building talent, deepening bench strength and ensuring that succession plans are in place for the most pivotal roles in the company.

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Annually, the CEO provides a comprehensive update to the Committee on the strength and areas to improve the overall executive leadership, including a review of high potential talent and the development plans that are in place to both retain and accelerate the development of the company’s strongest leaders.

The Corporation also has an Annual Talent Management Review Process that is driven by the CEO and focuses on Director and above roles.

The annual reviews incorporate a metrics driven process that examine the strength of the Corporation’s key management teams, bench strength and succession planning for all roles deemed to be critical positions. Periodic updates on the key organization and talent issues are also regularly discussed at Compensation Committee meetings.

In addition, the Corporation has a focused plan to ensure a high level of engagement is achieved for all employees in the organization. Twice a year, the company conducts a company-wide employee engagement survey and management is accountable to act on the results to strengthen teams and ensure the Corporation is able to attract, retain and motivate the talent needed to drive success and execute on its plan.

Committee’s Independent Compensation Advisor and Other Consultants

The Compensation Committee engaged Hugessen to act as its independent advisor starting in August 2006. Hugessen provides no other services to the Corporation. Hugessen is directly retained, instructed by and reports to the Compensation Committee and all work must be pre-approved by the Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Committee in evaluating compensation recommendations put forward by management in order to ensure sound decisions within an effective governance framework. Hugessen provides the following services:

•	attend and contribute at meeting(s), as determined by the Chair;

•	apprise the Committee of evolving governance trends and best practices;

•	review all compensation materials in advance of each meeting in order to provide independent advice and counsel on meeting content and recommendations;

•	present relevant benchmarking analysis to the Committee in order to evaluate the market positioning of key executive roles; and

•	assist the Chair in preparing performance and compensation recommendations for the CEO.

Management engages Towers Watson from time to time to provide compensation consulting and services in developing recommendations for the Compensation Committee’s review and approval. Towers Watson was first engaged by the Corporation for this purpose in 2009. Fees paid to consultants for their services in this capacity are listed below:

Advisor	Executive Compensation- Related Fees		All Other Fees
	2011	2012	2011	2012
Hugessen Consulting Inc.	$341,178	$204,094	Nil	Nil
Towers Watson	$108,696	$61,209	Nil	Nil

The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations in addition to the information and recommendations from Hugessen and the information from Towers Watson.

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Input from Management

The Compensation Committee has engaged in active discussions with, and considered recommendations from, the CEO concerning: (i) appropriate base salary levels and internal pay equity among executives, (ii) who should participate in the incentive programs and at what levels, (iii) which performance metrics should be used for different operational groups, (iv) the determination of performance targets, as well as individual goals and initiatives for the coming year, where applicable, and (v) whether and to what extent criteria for the previous year have been achieved. The Compensation Committee has also considered recommendations from the CEO as to appropriate equity grant levels for the NEOs and senior executives. The Corporation’s Senior Vice-President and Chief Human Resources Officer has been involved in the compensation-setting process through the preparation of information for the Compensation Committee, which includes the recommendations of the CEO discussed above in the report of the Compensation Committee. The Compensation Committee also seeks input from Hugessen throughout the process, in reviewing and assessing such recommendations.

Compensation Risk Assessment

In 2011, management engaged Towers Watson to conduct a comprehensive assessment of the Corporation’s executive compensation plans to evaluate whether there are any compensation-related risks within the programs which are likely to have a material adverse effect on the organization. Towers Watson found that Rogers has a responsible and effective approach to risk management and compensation governance, and concluded that our plans are well balanced and do not encourage excessive risk-taking behaviour.

A full report was presented to the Compensation Committee in 2012. We have provided a summary of existing features of our compensation approach that mitigate compensation risks, below:

•

Review of incentive programs – On a periodic basis, management conducts a complete review of our compensation strategy, including the pay philosophy, program design, governance, and market practice in light of our business requirements.

•

Regular tracking and reporting of potential compensation payouts – Management regularly reviews, tracks, and reports to the Compensation Committee on potential compensation payouts to effectively monitor performance and manage any inherent risks.

•

Fixed versus variable compensation – A significant portion of total direct compensation for the NEOs is delivered through variable compensation. Variable compensation provides a high pay-for-performance link, while still ensuring a competitive “base” level of compensation through salary.

•	Incentive plan payouts capped – The annual incentive plan has a maximum payout of 2x target. Performance Share Unit payout factors are also capped, at 1.5x target.

•

Minimum threshold performance – Annual incentive payouts are subject to a minimum level of Adjusted Operating Profit performance and the minimum performance levels must be met on all corporate performance criteria in order for a stretch payout to be achieved on any single criteria.

•

Application of Committee Discretion – The Compensation Committee has the discretion to increase or decrease the short-term incentive goals and associated award levels based on an overall assessment of operating and financial performance at the end of the period. This additional judgment ensures appropriate pay for performance and provides flexibility to make exceptions where necessary to ensure the appropriate outcome.

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•

External independent compensation advisor – On an on-going basis, the Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to compensation design, governance, and risk management.

•	CEO claw back policy – Annual incentive awards paid to the CEO are subject to recoupment if the CEO engages in negligence or misconduct relating to a financial restatement.

•

Share ownership guidelines – Senior executives are required to maintain a defined value of ownership to align their interests with the long-term performance of the organization. In addition, to facilitate ownership, the Corporation requires executives to take 100% of annual cash bonus in excess of target in RSUs until guidelines are met.

Based on the comprehensive review of our risk management discipline, governance approach, and plan design, as well as the above ‘risk mitigating’ features, the Compensation Committee is confident that our compensation structure is balanced and well governed, and does not encourage risk taking behavior which is likely to have a material adverse effect on the Corporation.

Peer Group(s)

Periodically, the Compensation Committee reviews the peer group(s) used by the Corporation to benchmark executive compensation. The current Primary peer group consists of several large Canadian companies that are comparable in size and scope to the Corporation. The criteria used to select the Primary peer group includes the 15 largest publicly-traded companies in Canada with revenues of generally less than $25 billion which also participate in third party surveys used by the Corporation. Some companies were removed following the peer group screening process in order to avoid overweighting the sample with any particular industry (e.g., financial services). The companies in the peer group(s) were last reviewed by the Committee in 2010, and continued to be relevant in 2012 as key competitors for executive talent. While there are few direct competitors in Canada for each of Rogers’ primary businesses, the peer companies identified below provide a comprehensive basis for comparing compensation against organizations of similar size and scope, and reflect our target market for key roles. A comprehensive review of our peer group(s) will be undertaken in 2013 to ensure ongoing alignment with our talent strategy and changes in the competitive landscape.

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The following companies represent the Primary peer group of companies that are used to benchmark compensation for its executives, including the NEOs.

Primary Peer Group
Company	Total Revenue(1)(2)	Market Capitalization (12/31/2012)
Agrium Inc.	$15,470	$14,807
Bank of Montreal	$15,365	$39,603
Barrick Gold Corporation	$14,547	$34,843
BCE Inc.	$19,497	$33,047
Bombardier Inc.	$16,768	$6,620
Canadian Natural Resources Ltd.	$13,792	$31,344
Canadian Tire Corp. Ltd.	$11,427	$5,690
Enbridge Inc.	$25,306	$34,410
Husky Energy Inc.	$23,364	$28,873
Imperial Oil Ltd.	$30,474	$36,218
Research In Motion Ltd.	$18,435	$6,075
Talisman Energy Inc.	$8,272	$11,615
Teck Resources Ltd.	$11,514	$21,051
TELUS Corporation	$10,921	$21,150
TransCanada Corporation	$8,007	$33,155
Note: (1) Reflects each company’s last reported financial year end. (2) Currency as reported.
The Corporation also monitors a select group of North American telecommunications and media companies, which are used on an as-needed basis for pay and performance assessment purposes.
North American Telecommunication and Media Peers
BCE Inc.	Dish Network Corporation
TELUS Corporation	Liberty Global Inc.
Quebecor Inc.	CenturyLink Inc.
Shaw Communications Inc.	Telephone & Data Systems Inc.
Cablevision Systems Corporation	Time Warner Inc.
DIRECTV Group

Positioning of Executive Compensation

The Compensation Committee follows a policy of generally positioning target total direct compensation of the NEOs around the median of the Primary peer group, with the incentive programs designed such that actual total direct compensation levels increase to the top quartile among the peer group when warranted by performance.

Business judgment, including consideration of the Corporation’s internal hierarchy, the individual’s qualifications, experience, performance and contribution, are considered to avoid an entirely “mechanical” process of setting each position’s pay. This approach continues to align with the Corporation’s pay philosophy and strategy.

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Components of Compensation

To ensure a balanced approach to compensation and a focus on both short and long-term objectives, Rogers’ Named Executive Officers are paid based on a combination of elements as described below:

Compensation Element	Purpose	Plan Description
Fixed Compensation
Base Salary	Attract and Retain Exceptional Talent	NEOs are provided with a pre-determined base salary consistent with their role and responsibilities. Salary is a market-competitive, fixed level of annual compensation, which recognizes each NEOs contributions to the organization.
Benefits and Perquisites	Attract and Retain Exceptional Talent	Competitive benefits and perquisites are provided consistent with other senior executives in the organization and are provided to attract and retain top talent. Perquisites are limited and, with the exception of the CEO, do not exceed $50,000.
Retirement Arrangements	Attract and Retain Exceptional Talent	NEOs are eligible to participate in the Corporation’s Defined Benefit Plan, which provides competitive compensation for executives following retirement. In addition, certain executives (including the NEOs) are eligible to participate in a defined benefit supplemental retirement plan that provides benefits in excess of those provided in the Rogers Defined Benefit Pension Plan. Competitive retirement arrangements ensure that Rogers is able to attract the necessary talent to achieve corporate objectives.
Performance Based/At-Risk Compensation
Annual Incentives
Annual Incentive Plan	Motivate and reward performance on an annual basis

Senior executives (including the NEOs) participate in the Rogers annual incentive plan, which provides for annual payouts based on performance against key measures of corporate performance. For 2012 these measures included Adjusted Operating Profit, Revenue, Customer Service, Churn and Gross Post Paid Customer Additions.

See “Annual Incentives” (below) for details regarding 2012 performance targets and performance measurement.

Long-Term Incentives
Performance Stock Options	Attract and retain exceptional talent Motivate executives to achieve long-term objectives Align executive and Shareholder interests

Certain executives (including the NEOs) receive a portion of their long-term incentive award in performance stock options. These awards ensure that employees are well-aligned with the long-term interests of the organization. These awards will only vest based on the achievement of pre-determined performance criteria and appreciate in value based on increases in the value of the Corporation’s Common Shares.

A Stock Appreciation Right (SAR) is also granted in tandem with an option and is cancelled when options are exercised. Conversely, an option is cancelled when a SAR is exercised.

Performance Share Units	Attract and retain exceptional talent Motivate executives to achieve long-term objectives Align executive and Shareholder interests	The Performance Share Unit Plan was introduced in 2010 to provide a competitive long-term incentive opportunity to executives (including the NEOs) based on performance over a three year performance period. Awards, granted annually, vest based on the achievement of pre-determined annual and cumulative Free Cash Flow performance targets over a three year period. These awards are consistent with Rogers’ pay for performance philosophy and ensure executives’ continued commitment to the achievement of long-term corporate objectives.
Restricted Share Units	Attract and retain exceptional talent Motivate executives to achieve long-term objectives Align executive and Shareholder interests

Executives as well as certain other senior employees at the Director level may receive a portion of their compensation in the form of Restricted Share Units as part of the annual award cycle or further to retention or sign-on arrangements. RSUs are not part of the regular annual grant for NEOs but are granted in special circumstances (e.g., upon hire or for retention) from time to time.

RSUs track the value of Rogers’ Class B shares and cliff vest three years following the grant. These awards are consistent with Rogers’ pay for performance philosophy and ensure continued alignment to the long-term interests of the organization and Shareholders.

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Reflecting the Corporation’s commitment to connecting pay with performance, variable compensation (or ‘at risk’ pay) constitutes the majority of NEO compensation, which is strongly influenced by the Corporation’s financial and business results. The 2012 pay mix and proportion of variable to fixed compensation is shown in the following graphs.

2012 NEO Pay Mix

The table below summarizes the typical pay mix for the CEO, CFO and other NEOs as a group.

	CEO(1)	CFO(1)(2)	Other NEOs(1)
A Base	16%	32%	36%
B Annual	18%	33%	27%
C Cash (A + B)	34%	65%	63%
D Equity	66%	35%	37%
E Variable (B + D)	84%	68%	64%

(1)	The pay mix for the CEO, CFO and all NEOs reflects the actual 2012 pay mix.
(2)	The pay mix for the CFO represents Mr. Staffieri only.

In determining the appropriate level (and mix) of pay for its NEOs, the Compensation Committee considers, among other things, the individual skills, qualifications, ability, retention risk, experience and performance of the particular NEO. The actual compensation mix may change from year to year depending on performance under the incentive plans discussed below under “Annual Incentive Plan” and “Long-Term Incentives”. As part of determining the appropriate mix, the Corporation also reviews the pay practices of direct peer companies such as BCE Inc. and TELUS Corporation.

Base Salary

Base salary provides the executive with fixed compensation that reflects the market value of their position, their skills, and experience. While comparable positions in peer companies are considered when setting NEO base salaries, the Compensation Committee does not set base salaries at a particular percentile of market. Salary levels are adjusted by assessing the NEOs

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sustained performance, by reference to levels of compensation for other positions within the Corporation and by the Compensation Committee’s judgment of general executive compensation trends. Base salaries are reviewed annually and adjusted by the Compensation Committee, if appropriate.

Annual Incentive Plan

The Corporation’s Annual Incentive Plan provides executives with variable compensation based on the achievement of annual performance goals approved by the Board on the recommendation of the Compensation Committee. At the start of each year, a percentage of an executive’s base salary is set as a target award based on specific financial and strategic goals. From time to time, adjustments to the design of the plan may be made by the Compensation Committee, at its discretion, to reflect changes in the Corporation’s financial plan or operating environment.

As part of the Senior Executive Incentive and Ownership Program, if an eligible NEO has not satisfied certain share ownership requirements, the NEO must defer any annual cash bonus under the Annual Incentive Plan in excess of 100% of target in the form of Restricted Share Units (RSUs). The program also allows an eligible NEO to elect to defer all or a portion of their annual cash bonus in the form of RSUs or Deferred Share Units (DSUs). (See “Senior Executive Incentive and Ownership Program – (c) Annual Incentive Deferral” below)

For 2012, the following annual incentive targets, as percentages of base salary, were approved for each eligible NEO:

NEOs	Target Bonus (% of salary)
Nadir Mohamed	125%
Anthony Staffieri	100%
William Linton	125%
Robert Bruce	100%
Edward Rogers	100%
Keith Pelley	100%

While the Committee does not position target annual incentive opportunities at a specific percentile of the market, it periodically reviews the competitiveness of these target award levels. The Committee has determined that, along with other elements of NEO compensation, the levels were appropriate to deliver target total compensation at the median of its peers. Thus no changes were made to the 2012 target annual incentive levels. The following diagram illustrates the annual incentive plan design and payout opportunities:

NEO Base Salary Earnings	×	Target AIP Award (% of Base Salary)	×	AIP Performance Criteria (see below)	=	Actual Incentive Plan Award (0% - 200% Payout Opportunity)

At the beginning of the year, the Compensation Committee, in consultation with the CEO, determines the performance measures and their respective weightings for the Annual Incentive Plan. The selected performance measures generally reflect the Corporation’s key financial and operational measures. Performance goals for the various measures are based on the Corporation’s financial and customer service plans. Goals are established based on a review of prior period performance, relative performance of peer companies, forecasted economic conditions and a risk assessment. The Compensation Committee approves minimum, target and stretch performance goals for each measure.

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Commensurate with performance, the Compensation Committee has determined an overall plan payout range of 0% – 200% of target; however, payout for each performance measure can range from 0% – 300%, subject to the overall plan maximum. If a performance goal is achieved, 100% of the target award value is appropriate for that metric. Stretch goals are established to incent high levels of performance and to recognize breakthrough achievement by rewarding performance in excess of what is reasonably expected in the market. Conversely, minimum performance goals ensure that executives receive proportionally lower or no payouts for performance below expectations.

In order to strengthen the connection between NEO compensation and the Corporation’s overall performance, the annual incentives for the NEOs (other than the CEO and Mr. Pelley) are first determined by the Corporate Scorecard. The CEO also has an individual performance component as part of his annual incentive to further support the pay for performance alignment in respect of his personal objectives. The individual performance component operates as a multiplier on the outcome of the metrics outlined below (see ‘CEO Performance and Compensation’). Mr. Pelley, as the head of the Rogers Media business, has 40% of his incentive tied to the Corporate Scorecard and the remaining 60% directly aligned with the financial performance of the Media business. Annual incentive awards for the NEOs (other than the CEO) are subject to a discretionary adjustment (+/– 20%) upon the recommendation of the CEO and the approval of the Compensation Committee.

The table below shows the minimum, target and stretch goals for each of the plan metrics (with the exception of Customer Service), the actual results for 2012, the percentage achievement against target, and annual incentive payout percentages for 2012. As mentioned above, target goals reflect our financial budgets for the year.

Annual Incentive Plan Corporate Scorecard:
		Minimum		Target		Maximum		2012(2) Results	Percentage Achievement of Target	2012 Payout Percentage
Metrics	Metric Weighting	Goal	Payout %	Goal	Payout %	Goal	Payout %
Adjusted Operating Profit(1)	50%	$ 4.624B	0%	$ 4.817B	100%	$ 5.203B	300%	$ 4.793B	99.5%	88%
Revenue(3)	15%	$11.896B	0%	$12.264B	100%	$12.877B	300%	$11,942B	97.4%	13%
Customer Service(4)	10%	Not Disclosed								150%
Wireless Churn(5)	12.5%	1.41%	0%	1.31%	100%	1.10%	300%	1.29%	101.5%	119%
Cable Churn(5)	7.5%	1.54%	0%	1.43%	100%	1.20%	300%	1.41%	101.4%	118%
Share – Gross Post Paid Adds	5%	33%	0%	35%	100%	39%	300%	35.9%	102.6%	145%
Corporate Scorecard Total Payout %										92%
Media:
Media Adjusted Operating Profit(1)	75%	$180.2M	0%	$215.0M	100%	$258.0M	200%	$163.5M	76.1%	0%
Media Revenue	25%	$1.61B	50%	$1.75B	100%	$1.89B	200%	$1.62B	92.5%	14%
Media Scorecard Total Payout %										14%

Notes:

(1)	Adjusted operating profit does not have any standardized meaning under IFRS. The Corporation calculates adjusted operating profit from the Corporation’s 2012 audited consolidated financial statements by taking net income, adding back depreciation and amortization, income taxes and non-operating items, which include finance costs (such as interest on long-term debt, loss on repayment of long-term debt, foreign exchange gains (losses), change in fair value of derivative instruments, capitalized interest and amortization of deferred transaction costs), impairment of assets, share of income in associates and joint ventures accounted for using the equity method, other income, stock based compensation expense, integration, restructuring and acquisition expenses and one time charges. See the section entitled “Supplementary Information: Non-GAAP calculations” of Management’s Discussion and Analysis (MD&A) in the Corporation’s 2012 Annual Report for further details and a reconciliation of adjusted operating profit to net income.
(2)	Adjustments to certain 2012 results and targets were approved by the Compensation Committee for incentive compensation purposes. This table reflects the adjusted amounts. See discussion below.
(3)	Revenue excludes equipment revenue for Wireless
(4)	The Corporation does not disclose Customer Service metrics because they are competitively sensitive. See further discussion below.
(5)	Internally developed metrics designed to measure our ability to retain customers.

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As the table above shows, the 2012 enterprise financial results came in below the targets as set out in the Annual Incentive Plan – we achieved 99.5% of our Adjusted Operating Profit target, and 97.4% of our overall Revenue target. We outperformed on most of our customer metrics, achieving at least the target level of performance on each which resulted in payouts above 100% for these components. Combined with the financial metrics as described above, this contributed to an overall payout of 92% on the Corporate scorecard. In the Media business we achieved 76.1% of the Adjusted Operating Profit target and 92.5% of our Revenue target. This resulted in a total payout of 14%. In addition to the financial performance metrics described above, annual incentive payouts are determined based the performance of each Media division.

The Corporation does not disclose customer service metrics because they are competitively sensitive. The Corporation makes a considerable investment to collect and measure this information and uses the information to determine how to improve and grow its business, as well as to incent its executives. Competitors could similarly use the information to compete more effectively with the Corporation. Therefore, publicly disclosing the information would be seriously prejudicial to the Corporation’s interests. The Compensation Committee sets the performance goals related to customer service on a basis that achievement of 100% payout in relation to those goals will be reasonably attainable with focused effort and will represent an improvement from the prior year’s achievements under the Annual Incentive Plan.

The following conditions also apply to payouts under the Annual Incentive Plan:

•	in order for there to be any payouts at all under the Annual Incentive Plan, the Corporation’s adjusted operating profit minimum performance threshold must be met;

•	the minimum threshold must be attained on all criteria in order for the maximum achievement to be attained on any single criteria; and

•

the payout of up to 300% for a maximum goal applies only to individual criteria and the combined result for all criteria is subject to the maximum payout of 200% of target, unless recommended by the CEO and approved by the Compensation Committee for a specific business purpose.

The CEO may recommend adjustments to the annual incentive plan pool and individual payouts for the Compensation Committee’s consideration. Furthermore, as noted above, adjustments may be made by the Compensation Committee, at its discretion, from time to time to reflect changes in the Corporation’s financial plan or operating environment. For 2012, the CEO recommended and received Compensation Committee approval for a discretionary bonus pool to be used by the CEO to recognize and reward strong performance and top talent below the NEO level.

Long-Term Incentives

The Corporation has both a Stock Option plan and a RSU plan in place for meeting its long-term incentive goals (see “Stock Option Plans” and “Restricted Share Unit Plan”, below). Key employees with salaries in excess of $150,000, including the eligible NEOs, and the top 20% performers at the director level were eligible to participate in these plans in 2012.

The Committee is confident that the objectives of the long-term incentive program can be met by awarding a combination of performance contingent stock options and performance share units (PSUs) to members of the senior leadership team, including the NEOs. These vehicles are intended to strengthen the alignment between the interests of executives and shareholders by providing incentives based on performance measures that historically have been associated with increasing long-term shareholder value at the Corporation. As noted above, a material portion of the eligible NEOs total direct compensation opportunities are in the form of long-term incentives, consistent with the Corporation’s compensation philosophy.

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In 2012, the eligible NEOs received their annual long-term incentive awards in the form of performance contingent options (50% of the total award) and PSUs (also 50%), as described below under “Senior Executive Incentive and Ownership Program”. The following table illustrates the long-term incentive pay mix for eligible executive levels.

Executive Level	Performance Stock Options	Performance Share Units	Time-Vesting Stock Options	Restricted Share Units
NEOs and Key Executives	50%	50%	Not granted	(1)
All other participants	Not eligible	Not eligible	(2)	(2)

Notes:

(1)	Certain NEOs and senior executives may be awarded RSUs in furtherance of retention arrangements or sign-on awards.
(2)	All other participants can elect to receive their LTI awards based on the following mix: (a) 50% RSUs and 50% stock options or (b) 75% RSUs and 25% stock options or (c) 100% RSUs.

Senior Executive Incentive and Ownership Program

To further strengthen the link between the compensation of the Corporation’s NEOs and other senior executives and the long-term interests of shareholders, the Corporation has a Senior Executive Incentive and Ownership Program. This program has four main components: performance contingent stock options, performance share units, share ownership requirements and an annual incentive award deferral feature. Participation is limited to the CEO and certain executives reporting directly to him or her and certain other executives in key leadership roles, including all NEOs.

The main features of the program are described below.

(a) Performance Contingent Options

Participants in the Senior Executive Incentive and Ownership Program, including the eligible NEOs, receive long-term incentive awards, allocated 50% to performance contingent stock options and tandem share appreciation rights and 50% to PSUs. Except as described below, the terms of these options and share appreciation rights are the same as those disclosed under “Summary of Equity-Based Incentive Plans” below. For the performance stock options, in addition to a time-vesting requirement, pre-established share price performance targets must be met in order for vesting to occur. Key provisions of the program include:

•	options have a seven-year term (prior to 2005 options were generally granted with a ten-year term);

•	options vest based on time (25% per year) provided the share price targets are met at the relevant annual vesting dates or at any time thereafter during the term of the option;

•

in order for the performance target to be met, the market price of a Class B Share must increase by 5% per year compounded annually for each of the four years following the date of the grant. The grant date share price is based on the weighted average price of a Class B Share on the Toronto Stock Exchange (the TSX) for the five trading days prior to the option grant date; and

•

the actual performance is measured based on the weighted average price of a Class B Share on the TSX for the twenty days prior to the anniversary of the grant date or for any period of twenty trading days thereafter.

Stock option grants made to the eligible NEOs in 2012 are disclosed under “Option Based Awards” in the Summary Compensation Table below. Under the terms of William Linton’s retirement agreement, a total of 66,850 of his option-based awards were cancelled in 2012. This included all option-based awards that had not vested by December 31, 2012. No other options

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under any option-based award granted previously were amended, cancelled, replaced or significantly modified in 2012.

At the beginning of each fiscal year, the Compensation Committee approves a schedule that sets out the number of stock options to be granted to each eligible NEO. In setting this schedule, and with the exception of the CEO’s stock option grant, the Compensation Committee receives recommendations from the CEO and reviews these recommendations with Hugessen. Typically, the Compensation Committee does not take previous grants or payouts of equity or length of service into account when setting new grants. The Compensation Committee may, in cases of exemplary individual performance during the year, a new hire or a promotion, approve an award in excess of the targeted annual award based on their assessment of the rationale provided by the CEO.

(b) Performance Share Units

Consistent with the Corporation’s pay for performance philosophy, the Performance Share Unit program (“PSU program”) provides a long-term incentive opportunity for eligible executives based on pre-determined performance measures over a three-year performance period. For the 2012-2014 period, the Compensation Committee determined that performance would be measured against pre-determined Free Cash Flow targets, which is an important measure for evaluating management’s ability to generate cash flow necessary to fund operations on a sustainable basis. For the purposes of this plan, Free Cash Flow is defined as Adjusted Operating Profit less capital expenditures. Eligible executives receive 50% of their target long-term incentive opportunity in PSUs at the beginning of the performance period. Where dividends are issued on the underlying common shares of the Corporation, additional units will be credited to unit holders equal to the value of the dividend. The eventual value of this award is determined at the end of the three-year performance cycle based on the following:

•	50% of the award based on actual Free Cash Flow performance against target for each year (each year is weighted 16.6%) in the three-year performance cycle; and

•	50% of the award based on actual Free Cash Flow performance against a 3-year cumulative target

The number of units that vest and that are paid at the end of 3 years can range from a minimum of 50% to a maximum of 150% of the target number of units granted based on the Corporation’s actual performance against Free Cash Flow targets.

As of the date of this Information Circular, one year of the 2012-2014 performance cycle was completed, two years of the 2011-2013 performance cycle were completed and the full 2010-2012 performance cycle was completed. In February 2013, the Committee reviewed the Corporation’s performance against its Free Cash Flow targets.

The results for the 2010-2012 PSU awards as follows:

	Annual			Cumulative
	2010 (16.67%)	2011 (16.67%)	2012 (16.67%)	2010-2012 (50%)
Free Cash Flow Target	$2.835B	$2.789B	$3.051B	$8.675B
Free Cash Flow Achievement	$2.922B	$2.589B	$2.650B	$8.162B
Payout %	110.2%	76.1%	56.2%	90.1%
Total Payout %				85.5%

Threshold and maximum performance levels as a multiple of target differ for 1-year and 3-year cumulative targets reflecting the greater predictability of one year performance versus 3-year cumulative performance. Payouts for performance between threshold and maximum will be interpolated on a straight-line basis.

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Free Cash Flow targets are established at the beginning of the performance cycle, based on expectations and insights at that time. In light of the challenges associated in forecasting financial reporting-based measures, management or the Board may initiate a review of targets for outstanding awards where unexpected and material external events (e.g., a major acquisition) have occurred such that existing targets may no longer represent appropriate goals. Where changes are approved by the Committee, the targets for outstanding awards will be revised to reflect the adjustments (up or down).

In 2010, the Committee approved a reduction in the capital expense target by $209 million and the capital expense results were reduced by $133.1 million to exclude a capital project that was rescheduled. This impacted the 2010 Free Cash Flow target and results, and the adjusted amounts are outlined above.

(c) Share Ownership Requirements

The share ownership requirements under the Senior Executive Incentive and Ownership Program are designed to link the interests of executive officers to those of our shareholders by encouraging them to hold an ownership position in the Corporation’s shares. Guidelines must be met within five years. The share ownership requirements of individual NEOs are reviewed annually and the participating NEOs currently exceed these ownership requirements. The requirements and each participating NEOs current share ownership are set out below.

Name	Required Ownership Levels	Ownership Requirement ($)	Class A Shares (#)	Class B Shares (#)	RSUs/ PSUs (#)	DSUs (#)	Equity(1) ($)	Meets Requirement
Nadir Mohamed	5.0 x annual base salary	$6,000,000	0	46,337	233,392	0	$12,632,541	Yes
Anthony Staffieri	4.0 x annual base salary	$2,400,000	0	756	65,164	0	$2,976,967	Yes
Robert Bruce	3.0 x annual base salary	$2,160,000	0	20,463	36,006	0	$2,550,134	Yes
Edward Rogers	3.0 x annual base salary	$2,025,000	2,000	1,004,317	28,066	0	$46,714,112	Yes
Keith Pelley	3.0 x annual base salary	$1,950,000	0	92	74,810	15,129	$4,065,823	Yes

Notes:

(1)	Equity is determined by adding the value of Class A Shares, Class B Shares, RSUs, PSUs, and DSUs. Starting in 2013 vested but unexercised options (based on net in-the-money value) are excluded. The value of equity is determined with reference to the closing price for those shares on the TSX on December 31, 2012, which was $45.85 and $45.16 for Class B Shares and Class A Shares, respectively.

Rogers prohibits its reporting insiders from dealing in puts and calls, effecting any short sales, dealing in futures, option transactions or equity monetizations, or engaging in any other hedging transactions relating to the Corporation’s shares without the prior approval of the Corporate Governance Committee.

(d) Annual Incentive Deferral

To the extent an executive has not satisfied the share ownership requirements, as described above under item (c), “Share Ownership Requirements”, the executive is required to defer any annual cash bonus in excess of 100% of target in the form of RSUs vesting at the end of a three year period.

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In addition, the executive may elect to defer all or a portion of any annual cash bonus under the Annual Incentive Plan in the form of RSUs or DSUs. DSUs are redeemed on termination of employment pursuant to the Corporation’s DSU Plan as described below under “Executive Deferred Share Unit Plan”. Any election to defer bonus must be made by December 31 of the year in which the bonus is earned. If the employment of the executive is terminated prior to the vesting of any amount of bonus that is deferred as an RSU, such RSUs shall vest effective immediately prior to the executive’s termination date. The RSU Plan is described below under “Restricted Share Unit Plan”.

CEO Performance and Compensation

Mr. Mohamed participates in the Annual Incentive Plan, as described in detail above. In addition to the organization financial and customer metrics that apply to all participants, Mr. Mohamed has an individual performance component as part of his annual incentive plan, in order to strengthen the pay for performance alignment in respect of his personal objectives. This component operates as a multiplier and can impact his award within a +/- 20% range around the plan payout. In order to determine this factor, the Board evaluates Mr. Mohamed’s performance based on his pre-established priorities for the year. In 2012, these included delivering on key enterprise results, leading growth, protecting and building the Corporation’s reputation, as well as some key leadership and organization development initiatives.

2012 Priorities	Weighting	Description	Results
Deliver on Enterprise Results	25%	• Deliver Results • Network Leadership • Strengthen Customer Experience • Improve Costs and Productivity • Drive Future Growth • Shift Culture and Reputation	• Met adjusted operating profit. • Achieved target LTE coverage, while doubling Internet speeds. • Care service levels at plan with aggressive growth targets set.
Lead Growth / M&A Initiatives	25%	• Gain alignment on growth framework and initiatives with the Rogers family, the Board and Management	• Defined four strategic growth platforms. • Developed three-year growth plan for RSHM, Rogers Bank and local digital.
Protect / Build Reputation	25%	• Build on corporate reputation program embedding reputation management discipline in decision making and building reputation across key stakeholders	• Achieved a 5% increase in corporate reputation score. • Launched Rogers Youth Fund and employee volunteer program. • Expanded regional presence through Innovation Center launches.
Drive Talent Management	25%	• Drive enterprise-wide talent management agenda	• Introduced enterprise-wide metrics-based talent review program.

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Based on an assessment of Mr. Mohamed’s performance against his 2012 priorities, it was determined that the performance objectives were substantially met and that a target level of individual performance (100%) was achieved. Mr. Mohamed’s award under the Annual Incentive Plan (AIP) is calculated as follows:

Base Salary Earnings	×	Target AIP Award (% of Salary)	×	AIP Corporate Performance* Criteria	×	Individual Performance Factor	=	Actual Incentive Plan Award (0% - 200% Payout Opportunity)
$1,200,000	×	125%	×	92%	×	100%	=	$1,380,000

*Please refer to the Annual Incentive Plan discussion regarding the achievement of the Corporate scorecard metrics.

Benefits and Perquisites

The Corporation currently provides an executive allowance to NEOs. No other perquisites are provided other than an executive disability insurance plan that provides coverage for the amount of the NEOs salary above the amount covered by the general disability plan. Except in the case of Nadir Mohamed, such perquisites are not worth more than $50,000 per year. The perquisites provided to the NEOs are consistent with broader market practice.

The NEOs, along with all other employees of the Corporation, can participate in the Employee Share Accumulation Plan (ESAP). The terms of the ESAP are described below under “Summary of Equity-Based Incentive Plans – Employee Share Accumulation Plan”.

Retirement and other Post Employment Arrangements

Retirement and other post-employment arrangements are part of each NEOs compensation mix in order to provide the NEO with a reasonable level of income following retirement or termination of their employment. The NEOs participate in the Corporation’s defined benefit plan, as do other employees of the Corporation and its affiliates. Certain senior executives participate in a defined benefit supplemental executive retirement plan that provides benefits in excess of those provided in the Rogers Defined Benefit Pension Plan as a result of the limits under the Income Tax Act (Canada). (See “Pension Plan Benefits” below). NEOs also have certain post-employment benefits and supplemental pension entitlements under their employment agreements as described under “Employment Agreements” and “Termination and Change of Control Benefits” below.

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PERFORMANCE GRAPH

The following graph shows changes over the past five-year period in the value of $100 invested on December 31, 2007 in:

•	our Class A Shares (RCI.A)

•	our Class B Shares (RCI.B)

•	the Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite)

The graph also includes a NEO Total Direct Compensation index which represents the change in the sum of the NEOs Total Direct Compensation (base + annual incentive awards + long-term incentive awards) for the past five years.

Indexed Returns Years Ending
Company/Index	Base Period Dec 07	Dec 08	Dec 09	Dec 10	Dec 11	Dec 12
RCI.A	$100.00	78.51	67.48	76.42	87.99	103.76
RCI.B	$100.00	83.46	77.41	84.86	100.01	119.66
S&P/TSX Composite Total Return Index	$100.00	67.01	90.43	106.31	96.99	103.93
NEO Total Direct Compensation Index	$100.00	$104.84	$94.51	$95.52	$81.42	$81.35

Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested.

Generally, aggregate compensation of the NEOs decreased from 2007 to 2012 while the market price of the Corporation’s shares increased. In 2009, both share prices and aggregate NEO compensation declined relative to 2008. In 2010, both share prices increased relative to 2009 while NEO compensation remained flat. In 2011, while share prices increased, NEO compensation declined, which reflects, in part, a new mix of NEOs as well as reduced incentive plan outcomes. In 2012, the Corporation’s share prices continued to increase while NEO compensation showed no material change over 2011.

Overall, the Committee is confident that the current executive compensation program and associated pay levels for its NEOs are well aligned to the Corporation’s performance over the prior five year period.

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COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following Summary Compensation Table shows the amount and type of compensation granted to the NEOs in 2010, 2011 and 2012. Anthony Staffieri succeeded William Linton as the CFO following the annual general meeting of the Shareholders of the Corporation on April 25, 2012. Mr. Linton retired on July 15, 2012.

Name and Principal Position	Year	Salary ($)	Share Based Awards(1) ($)		Option Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value(4) ($)	All Other Compensation(5)	Total Compensation
						Annual Incentive Plans(3)	Long- Term Incentive Plans
Nadir Mohamed President and CEO(10)	2012	1,200,000	2,520,564		2,520,032	1,380,000	Nil	504,094	84,300	8,208,990
	2011	1,200,000	2,481,242		2,482,340	1,468,500	Nil	463,980	84,300	8,180,362
	2010	1,200,000	2,735,303		2,735,441	1,500,000	Nil	339,748	84,300	8,594,792
Anthony Staffieri EVP and CFO	2012	600,000	330,255		329,970	634,800	Nil	89,033	18,972	2,003,030
	2011	46,153	2,000,194	(6)	Nil	900,000	Nil	7,120	Nil	2,953,467
	2010	n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a
William Linton EVP, Finance and CFO(7)	2012	362,500	Nil		Nil	416,875	Nil	69,768	12,500	861,643
	2011	650,000	339,755		339,069	795,438	Nil	99,225	12,500	2,235,987
	2010	650,000	1,576,003	(8)	363,943	812,500	Nil	76,939	12,500	3,491,885
Robert Bruce President, Communications	2012	720,000	396,685		395,964	662,400	Nil	136,497	12,500	2,324,046
	2011	720,000	391,233		389,929	704,880	Nil	98,817	12,500	2,317,359
	2010	720,000	407,082		407,291	720,000	Nil	74,202	12,500	2,341,075
Edward Rogers EVP, Emerging Business & Corporate Development(10)	2012	675,000	303,682		303,644	621,000	Nil	14,371	12,500	1,930,198
	2011	675,000	298,573		298,024	660,825	Nil	43,809	12,500	1,988,730
	2010	675,000	328,236		328,723	675,000	Nil	27,727	12,500	2,047,186

Keith Pelley President, Media(9)	2012	650,000	356,827		357,377	293,800	Nil	93,675	Nil	1,751,679
	2011	650,000	353,483		352,453	742,040	Nil	83,049	3,750	2,184,775
	2010	187,500	2,485,267		Nil	243,750	Nil	2,654	700,000	3,619,171

Notes to the Summary Compensation Table:

(1)	The amounts shown for compensation purposes reflect the five-day weighted average trading price of Class B Shares on the TSX for the five trading days preceding the grant date. This ensures the compensation award values are not influenced by single day trading volatility. The 2012 PSU awards granted on March 1, 2012 were valued for compensation purposes at $37.9603. For accounting purposes the awards are valued using the closing price for Class B Shares on the TSX on the date of the grant. For the March 1, 2012 awards, this was $38.03. For the March 2011 grant, the compensation value reported is based on a price of $34.3187 (the five-day weighted average price preceding March 1, 2011). The accounting value of these awards was based on the closing price on March 1, or $34.17. For the March 2010 grant, the compensation value reported is based on a price of $34.734 (the five-day weighted average price preceding March 5, 2010). The accounting value of these awards was based on the closing price on March 5, or $34.27.
(2)	The compensation value for all stock option awards is determined using a Binomial model which is a common method for valuing stock options. The amounts disclosed represent the option fair value (compensation value) at the date of grant. In 2012, the Binomial valuation approach was used as the Committee believed it provides a more realistic estimate of an option value for a high-yield, low-volatility stock (previously, the Black-Scholes methodology was used).
For the 2012 grant, this resulted in a compensation value of 19% or $7.14 per option based on the following assumptions: share price volatility (24.43%), the full term of the option (7 years), risk-free interest rate (1.85%), and dividend yield (3.72%). The accounting fair value for performance based stock options is determined using the Corporation’s Class B Non-Voting share price, and the trinomial option pricing model. For the March 2012 grant this resulted in an accounting value of $7.79 per option, using the following assumptions: share price volatility (27.7%), risk-free interest rate (1.7%), and dividend yield (4.0%). In 2012, the compensation value was less than the accounting fair value of the awards by the following amounts: $201,794 for Mr. Mohamed, $26,423 for Mr. Staffieri, $31,707 for Mr. Bruce, $24,315 for Mr. Rogers and $28,617 for Mr. Pelley.
The compensation fair value for the 2011 grant was 26% or $8.92 per option based on the following assumptions: share price volatility (34.14%), the full term of the option (7 years), risk-free interest rate (2.75%), and dividend yield (3.50%). The accounting fair value for performance based stock options is determined using the Corporation’s Class B Non-Voting share price, and the trinomial option pricing model. For the March 2011 grant this resulted in an accounting value of $7.30 per option, using the following assumptions: share price volatility (28.2%), expected life of an award (5.4 years), risk-free interest rate (2.9%), and dividend yield (4.0%). For the 2011 grants, the compensation value was greater than the accounting fair value of the awards by the following amounts: $451,480 for Mr. Mohamed, $61,669 for Mr. Linton, $70,919 for Mr. Bruce, and $54,204 for Mr. Pelley.

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The compensation fair value for the 2010 grant was 26% or $9.03 per option based on the following assumptions: share price volatility (35.00%), the full term of the option (7 years), risk-free interest rate (2.91%), and dividend yield (3.79%). The accounting fair value for the March 2010 grant was $7.72 per option based on the following assumptions: share price volatility (29.3%), expected life of an award (5.4 years), risk-free interest rate (2.8%), and dividend yield (3.7%). The compensation fair value reported above was greater than the accounting fair value of the awards as reported under IFRS, by the following amounts: $397,053 for Mr. Mohamed, $52,827 for Mr. Linton, and $47,228 for Mr. Rogers and $59,119 for Mr. Bruce.
(3)	Award amounts relate to cash bonuses under the Corporation’s Annual Incentive Plan and are based on the achievement of pre-established annual performance goals approved by the Board on the recommendation of the Compensation Committee. For 2012, in accordance with the incentive plan design, the CEO recommended and the Committee approved a discretionary adjustment to Mr. Staffieri’s annual bonus. Mr. Staffieri’s 2011 amount reflects a signing bonus in connection with the commencement of his employment.
(4)	The pension values represent the compensatory change as described in the “Pension Plan Benefits” section of this Information Circular. The 2012 pension value is the value of the projected pension earned for service from January 1, 2012 to December 31, 2012. The period in 2011 and 2010 was from October 1 to September 30. The change to a calendar year for 2012 is as a result of changes to accounting standards.
(5)	The value of perquisites and benefits for NEOs other than Mr. Mohamed does not exceed either $50,000 or 10% of the total of the relevant NEOs total salary in 2012 and is not reported herein. The amounts reported for Mr. Mohamed include an executive allowance of $70,000, the Corporation’s contribution to the Employee Share Accumulation Plan (ESAP), and parking fees. Mr. Staffieri’s amount in 2012 reflects taxable contributions to life insurance and AD&D premiums, and ESAP. Mr. Pelley’s amount in 2010 reflects his signing bonus of $700,000. All other amounts in this column reflect the Corporation’s contribution to the ESAP.
(6)	Mr. Staffieri joined the Corporation on November 28, 2011 and received a sign-on award of 37,801 Restricted Share Units and 16,200 Performance Share Units. The amount disclosed in the table reflects the compensation value of the grant based on the five-day weighted average price preceding December 1, 2011 ($37.04). The accounting value for this award is based on the closing price for Class B Shares on the TSX on December 1, 2011 ($37.81).
(7)	William Linton retired on July 15, 2012.
(8)	This includes a special award of 32,500 RSUs awarded to Mr. Linton, which vest on September 1, 2013 provided he remained employed until June 1, 2012. The award was granted based on the closing price for Class B Shares on the TSX on September 1, 2010 ($37.15). This is equal to the accounting value of the award.
(9)	Mr. Pelley joined the Corporation on September 13, 2010 as President, Rogers Media. Mr. Pelley received a signing bonus of $700,000, 50,000 Restricted Share Units and 14,000 Deferred Share Units under the terms of his employment agreement. The awards were granted based on the closing price for Class B Shares on the TSX on September 30, 2010 ($38.51) which is equal to the accounting value for the awards. See Employment Agreements for further details.
(10)	Mr. Mohamed and Mr. Rogers received no additional compensation for their roles as members of the Board.

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Incentive Plan Awards

Outstanding share-based and option-based awards

The following table provides information with respect to outstanding stock options, RSUs and DSUs held by the NEOs as of December 31, 2012. See “Senior Executive Incentive and Ownership Program”.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Nadir Mohamed	349,400	37.9603	3/1/2019
	278,200	34.3187	3/1/2018
	302,900	34.7340	3/5/2017
	200,000	30.1646	5/7/2016
	110,900	29.3990	3/2/2016
	97,800	38.9000	3/3/2015
	101,400	38.8823	3/1/2014
	33,862	7.4150	11/12/2013
	150,000	22.6100	3/1/2013	19,346,043	233,392	10,539,964	Nil
Anthony Staffieri	45,750	37.9603	3/1/2019	329,386	65,164	2,942,815	Nil
William Linton	41,775	38.8823	3/1/2013
	64,200	38.9000	3/1/2013	664,143	35,441	1,600,523	Nil
Robert Bruce	54,900	37.9603	3/1/2019
	43,700	34.3187	3/1/2018
	45,100	34.7340	3/5/2017
	74,500	29.3990	3/2/2016
	65,700	38.9000	3/3/2015
	55,700	38.8823	3/1/2014	3,274,385	36,006	1,626,035	Nil
Edward Rogers	42,100	37.9603	3/1/2019
	33,400	34.3187	3/1/2018
	36,400	34.7340	3/5/2017
	66,000	29.3990	3/2/2016
	58,200	38.9000	3/3/2015
	55,700	38.8823	3/1/2014	2,798,939	28,066	1,267,447	Nil
Keith Pelley(1)	49,550	37.9603	3/1/2019
	39,500	34.3187	3/1/2018	784,976	74,810	3,378,414	689,096

Notes:

(1)	The value of awards not paid or distributed for Mr. Pelley reflects the Deferred Share Units he received as part of his signing bonus on September 13, 2010 plus accumulated dividend units.
(2)	The market value is based on the closing price for Class B shares on the TSX on December 31, 2012 which was $45.16.

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Incentive plan awards – value vested or earned during the year.

The following table provides information on the vesting and payout of awards under the Corporation’s incentive plans during 2012.

Name	Option Awards – Value Vested During the Year ($)	Share Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Nadir Mohamed	1,487,238	8,555,166	1,380,000
Anthony Staffieri	Nil	Nil	634,800
William Linton	475,632	947,808	416,875
Robert Bruce	492,919	Nil	662,400
Edward Rogers	437,468	Nil	621,000
Keith Pelley	36,649	Nil	293,800

Summary of Equity-based Incentive Plans

The following tables provide a summary of the Corporation’s various equity-based incentive plans.

Stock Option Plan

Eligible Participants	Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of stock options and tandem share appreciation rights (SAR) (collectively Awards) under the Stock Option Plans. All Awards require the approval of, and are at the discretion of, the Compensation Committee. The CEO has the authority to make Awards within guidelines approved by the Compensation Committee. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Share minus the option exercise price.
Determination of Awards to be Granted

The Compensation Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long-term incentive plan. The Participant elects whether to receive the long-term incentive plan benefit awarded to him or her in the form of Awards, as RSUs (see below), or 50% in Awards and 50% in RSUs, unless he or she is a participant in the Senior Executive Incentive and Ownership Program, in which case he or she must receive his or her Awards in the form of performance contingent stock options (see “Senior Executive Incentive and Ownership Program” above). To the extent he or she is eligible and elects to receive such benefits in the form of Awards, the number of options to be credited as Awards is determined by reference to a Binomial valuation.

The market price of the Class B Shares for calculating Awards, and the exercise price, is the weighted average trading price of the Class B Shares on the TSX for the 5 trading days before the relevant date.

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Options as Percentage of Outstanding Shares	As of December 31, 2012, the total number of Class B Shares issuable under stock options outstanding under the Stock Option Plans was 8,734,028 representing 1.70% of the total number of Class A Shares and Class B Shares on that date (being 515,250,170 shares) and 2.17% of the total number of Class B Shares on that date (being 402,788,156 Class B Shares).
Vesting and Exercise of Awards upon Retirement or Termination of Employment

The Awards typically vest 25% per year. The Committee may establish a different vesting period. On a change of control of the Corporation, the Board may consent to the exercise of any outstanding Award, and, if it so consents, shall provide a limited period for the exercise of Awards to permit the holder of the Award to participate in the change of control transaction. Any Awards not so exercised expire.

Subject to specific employment arrangements, the following rules apply if a Participant’s employment is terminated before expiry:

•      if terminated by death, disability, or retirement at retirement age as determined by the Compensation Committee, the Participant’s Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of the grant of such Awards (unless the Compensation Committee otherwise specifically determines);

•      if terminated for any other reason, other than cause, the Participant’s unvested Awards are forfeited (unless the Compensation Committee otherwise expressly determines in writing) and vested Awards may be exercised at any time within 30 days after termination; and

•      if terminated for cause, the Participant’s vested and unvested Awards are forfeited.

If the Participant is a member of the Board (but not a member of management) and ceases to be a member of the Board for any reason, all Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of such Awards (unless the Compensation Committee otherwise expressly determines in writing).

Assignment of Awards	Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.
Expiration of Awards	Each Award expires seven years after the Award was granted, provided that, any Award which would otherwise expire during or within ten business days following a trading blackout may be exercised until the tenth business day following the end of the trading blackout.

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Restricted Share Unit Plan

Eligible Participants	Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of RSUs under our RSU Plan. All grants require the approval of and are at the discretion of the Compensation Committee.
Determination of RSUs to be Granted

To the extent the employee is granted Awards under the Stock Option Plan and elects to receive the Awards in the form of RSUs (see above), the number of RSUs to be credited to the Participant’s RSU account is determined by dividing the dollar value of the award by the market price per Class B Share as of the grant date. The resulting number of Awards is awarded to the Participant. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).

Certain employees may elect to receive their bonus in the form of RSUs (Bonus RSUs).

The market price of the Class B Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the five previous trading days.

Vesting of RSUs and Termination of Employment

Subject to specific employment arrangements, the Compensation Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs, other than Bonus RSUs. Bonus RSUs granted after December 31, 2009, vest no later than June 15th of the third calendar year following the calendar year in which the bonus remuneration was earned. The RSU plan was amended in 2008 to provide that on a change of control of the Corporation, the Board may determine to redeem any outstanding RSUs. The Compensation Committee may also award RSUs subject to conditions, including performance conditions to vesting. In 2010, the Compensation Committee began awarding RSUs subject to performance conditions to vesting. See Performance Share Unit program above.

Subject to specific employment arrangements, the following rules apply if a Participant’s employment is terminated before the vesting date:

•       if terminated by death, retirement or disability, the Participant’s RSUs are deemed to have vested immediately before the death, retirement or disability date;

•       if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Compensation Committee otherwise expressly determines in writing); and

•       notwithstanding the above, any bonus amounts deferred as an RSU will vest immediately prior to a Participant’s termination date.

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Redemption of RSUs

We may redeem all of a Participant’s RSUs before the vesting date and we must redeem all of a Participant’s vested RSUs as of the vesting date.

To redeem RSUs, the Corporation or the Compensation Committee:

1.    shall to the extent an eligible holder of RSUs has properly elected, grant one DSU, governed by the Executive Deferred Share Unit Plan, for each RSU in respect of which an election is made; and

2.    otherwise may choose to:

(a)    issue one Class B Share for each RSU; or

(b)    pay cash equal to:

(i)     the number of RSUs credited multiplied by

(ii)    the market price per Class B Share; or

(c)    use a combination of (a) and (b).

The Corporation may not issue Class B Shares unless we obtain the approval of the TSX and any other regulatory authority (as may be required) and, if and as required by the TSX, our shareholders.

Transferability of Awards	RSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

Executive Deferred Share Unit Plan

Eligible Participants	Our and our affiliates’ senior executive officers and officers designated by the Compensation Committee (an Eligible Executive) are eligible to participate in the Executive Deferred Share Unit Plan (the DSU Plan).
Determination of DSUs to be Granted

An Eligible Executive may elect to receive bonus remuneration, in whole or in part, in the form of DSUs or cash. In order to participate in the DSU Plan, the Eligible Executive must file a written election designating the portion or percentage of the bonus for the applicable fiscal year that is to be deferred into DSUs and the portion or percentage to be paid in cash. Only one election may be filed in respect of any fiscal year and that election is irrevocable. DSUs elected by an Eligible Executive are credited to an account maintained for the Eligible Executive by us. The number of DSUs to be credited to the Eligible Executive is determined by dividing the amount of the bonus to be deferred into DSUs by the market price per Class B Share. Dividends paid on the Class B Shares are credited as additional DSUs (by dividing the dollar amount of dividends payable by the market price per Class B Share).

The market price of the Class B Shares for calculating DSUs granted, credited as dividends and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the 5 trading days before the relevant date.

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Redemption of DSUs	An Eligible Executive’s DSUs may be redeemed only when the Eligible Executive ceases to hold any position with the Corporation. On the redemption of DSUs, the Eligible Executive is entitled to receive a lump sum cash payment equal to the number of DSUs credited to the account, multiplied by the market price per Class B Share on the applicable date. If the Eligible Executive does not request redemption, the DSUs will be redeemed by us at the end of the year following the year of termination of employment. In the event of death of the Eligible Executive, we are to make a lump sum cash payment within ninety (90) days of the date of death, on the terms set out above.
Amendment and Termination of Equity Compensation Plans	Except as provided below, the Compensation Committee may amend, suspend or terminate such plans at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. However, shareholder approval of amendments to the Stock Option Plans or the RSU Plan is required for any amendment which: (i) reduces the exercise price of an Award granted to an insider (other than adjustments in connection with a transaction or reorganization); (ii) extends the term of an Award or RSU held by an insider, except, in respect of an Award, an extension to 10 business days following the expiration of a trading blackout; or (iii) increases the maximum number of Class B Shares issuable under the Stock Option Plans or the RSU Plan or changes the maximum number of Class B Shares issuable under the Stock Option Plans or the RSU Plan to a fixed percentage; provided that shareholder approval is not required in the case of (i) amendments of a “housekeeping” nature, (ii) a change to the vesting provisions of Awards or the Stock Option Plans and the RSU Plan, (iii) a change to the termination provisions of Awards, RSUs, the Stock Option Plans and the RSU Plan which does not entail an extension beyond the original expiry date, and (iv) the addition of a cashless exercise feature to an Award, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Stock Option Plans’ reserve.

Employee Share Accumulation Plan (ESAP)

Plan Summary

The ESAP is open to the majority of our employees. Under the ESAP, an employee may elect to participate by making contributions from payroll up to a maximum of 10% of salary, provided that such contributions in any year do not exceed $25,000.

The ESAP is managed by an independent trustee, which holds the contributions on behalf of the employee. We contribute to each participating employee’s account an amount equal to: (i) 25% of the aggregate contributions made during the first year of ESAP membership by the participating employee; (ii) 33% of the aggregate contributions made during the second year of ESAP membership by the participating employee; and (iii) 50% of the aggregate contributions made after the second year of ESAP membership by the participating employee. The trustee then purchases Class B Shares with such contributions, through the facilities of the TSX, for the account of the participating employee.

Plan Participation	During the year ended December 31, 2012, an aggregate of 2,271,694 Class B Shares were purchased under the ESAP, of which 4,387 were purchased by NEOs.

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Pension Plan Benefits

The Corporation provides pension benefits to its employees, including NEOs, through the Rogers Defined Benefit Pension Plan (the Registered Plan). In addition, all NEOs, other than Mr. Mohamed, receive benefits under the Rogers Supplementary Retirement Plan (the Supplementary Plan).

The Registered Plan is a contributory defined benefit pension plan registered under the Income Tax Act (Canada) and the Pension Benefits Standards Act. However, executives who are eligible for membership in the Supplementary Plan are not required to contribute. For each year of credited service, the Registered Plan provides NEOs with an annual pension benefit of 2.0% of their career average base salary. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the Registered Plan. The most recent such upgrade is effective January 1, 2010 such that pension benefits earned for all service prior to January 1, 2008 are based on the member’s pensionable earnings in 2007. The pension earned in respect of any given year is limited to the maximum pension limit under the Income Tax Act (Canada) for the year in which the benefit is earned. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, but in any event no later than age 65.

The Supplementary Plan provides benefits to certain key executives approved by the Compensation Committee and provides benefits that cannot be provided through the Registered Plan because of the Income Tax Act (Canada) limits. Benefits earned under the Supplementary Plan vest at age 55 and are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Benefits payable from the Supplementary Plan are offset by any benefits payable from the Registered Plan. The Supplementary Plan is not funded and benefit payments to former executives are paid directly by Rogers. At December 31, 2012, the unfunded obligation in respect of both current and former executives and their beneficiaries was $45,168,000 (compared to an obligation of $39,054,000 as at December 31, 2011). Following transition to International Financial Reporting Standards, the entire obligation has been accrued on the balance sheet at the end of 2011. In 2012, Rogers recognized a charge to net income of $3,713,000 in respect of benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $2,051,000.

Pursuant to Mr. Mohamed’s employment agreement, he is entitled to benefits under a supplementary retirement compensation arrangement (the RCA). Mr. Mohamed is not required nor permitted to make contributions to the RCA. Mr. Mohamed’s benefits under the RCA will be reduced to the amounts he was entitled to prior to his appointment as President and CEO if he breaches certain non-compete covenants. If Mr. Mohamed dies before benefits commence, his spouse at the time of his death will receive, or if Mr. Mohamed dies after benefits commence, his spouse at the time that benefits commence will receive, 60% of the benefits that would have been payable to Mr. Mohamed for her lifetime. If she dies within 5 years from the time she begins to receive such benefits, her estate will receive a lump-sum payment equal to the value of her pension for the balance of that 5 year period. If Mr. Mohamed dies within 10 years after benefits commence and has no spouse at the time benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that 10 year period. No death benefit is payable if Mr. Mohamed dies without a spouse prior to the commencement of benefit payments under the RCA.

The table below shows the following information for each NEO participating in the Corporation’s defined benefit pension arrangements: years of credited service as at December 31, 2012; estimated annual benefit accrued, or earned, for service up to December 31, 2012 and up to the age of 65 (or assumed retirement date if later than age 65); and a reconciliation of the accrued obligation from December 31, 2011 to December 31, 2012.

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Name	Number of Years Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year(1) ($)	Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Accrued Obligation at Year End(4) ($)
		At Year End ($)	At Age 65 ($)
Nadir Mohamed(5)	12.33	449,559	822,727	4,605,519	504,094	1,108,932	6,218,545
Anthony Staffieri(6)	1.09	13,085	211,080	7,816	89,033	33,540	130,389
William Linton(7)	4.58	48,352	48,352	478,406	69,768	234,697	782,871
Robert Bruce	5.68	75,333	198,932	541,423	136,497	167,557	845,477
Edward Rogers(8)	16.17	188,873	479,123	1,349,092	14,371	571,794	1,935,257
Keith Pelley(9)	2.27	29,500	238,583	123,745	93,675	76,838	294,258

Notes:

(1)	The accrued obligation at the start of the year is the value of the projected pension earned for service to December 31, 2011. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2011 as disclosed in the notes to the 2011 consolidated financial statements, based on the actual earnings for 2011 and adjusted to reflect expected increases in pensionable earnings.
(2)	The values shown under Compensatory Change include the value of the projected pension earned for service from January 1, 2012 to December 31, 2012 plus the change in accrued obligation due to differences between actual and assumed compensation for the year. The impact of expected future base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. The 2012 compensatory change also includes the impact of RCI’s decision to postpone the expected January 1, 2013 upgrade to January 1, 2014. The accrued benefit liabilities assume that RCI will resume its historical practice of upgrading the career average earnings base year on a triennial basis starting January 1, 2014. In the future, if RCI deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions and changes in actuarial assumptions
(4)	The accrued obligation at year end is the value of the projected pension earned for service to December 31, 2012. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2012 as disclosed in the notes to the 2012 consolidated financial statements, based on the actual earnings for 2012 and adjusted to reflect expected increases in pensionable earnings.
(5)	Mr. Mohamed’s employment agreement provides for a pension payable under the RCA at age 65 of $969,041 per annum less pension amounts payable from his previous employer and pension amounts payable from the Registered Plan. The pension amount prior to any offset is reduced by $3,694.73 for each month his actual retirement date precedes age 65.
(6)	Mr. Staffieri`s Supplementary Plan benefits vest January 11, 2019.
(7)	Mr. Linton retired on July 15, 2012. His pension payable should he survive to age 65 will be equal to the current pension amount.
(8)	Mr. Rogers` Supplementary Plan benefits vest June 22, 2024.
(9)	Mr. Pelley’s Supplementary Plan benefits vest January 11, 2019.

Unless otherwise noted, all NEOs are currently vested in their pension entitlements earned to December 31, 2012. In accordance with International Financial Reporting Standards, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

Employment Agreements

All of the NEOs have employment agreements with the Corporation that set salaries and target annual incentive bonuses as well as addressing other matters such as long-term incentives, supplemental retirement arrangements and termination and change of control payments. The agreements also provide the NEOs with the right to various benefits that we make available generally to our senior executives. Payments on termination and change of control under these employment agreements are discussed in this section. Incentive plans under these employment agreements are discussed under “The Corporation’s Annual Incentive Plan”, “Long-Term Incentives”, “Senior Executive Incentive and Ownership Program” and “Summary of Equity-Based Incentive Plans” above, and retirement arrangements are discussed above under “Pension Plan Benefits”.

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Nadir Mohamed

RCI entered into a new employment agreement with Mr. Mohamed in connection with his appointment as President and CEO on March 30, 2009. The significant terms of Mr. Mohamed’s employment agreement are as follows:

•	RCI agrees to pay an annual base salary of $1,200,000 subject to annual adjustments by the Compensation Committee.

•

RCI agrees to pay an annual bonus as determined by the Compensation Committee and subject to performance criteria which are determined by the Compensation Committee (see “The Corporation’s Annual Incentive Plan” above). If 100% of the performance criteria established each year by the Compensation Committee are achieved, the annual bonus payable to Mr. Mohamed shall not be less than 125% of Mr. Mohamed’s base salary. If RCI’s financial statements are restated as a result of Mr. Mohamed’s misconduct or negligence, within 2 years of the payment of his annual bonus, Mr. Mohamed is required to repay the portion of the bonus which was based on the misconduct or negligence.

•

Mr. Mohamed is eligible to participate in our long-term incentive plans (see “Long-Term Incentives,” above, and “Summary of Equity-Based Incentive Plans” below) and the benefit plans we make available generally to our senior executives, including the Rogers Defined Benefit Pension Plan.

•

Conditional on his continued employment, in each year of employment beginning in 2010, Mr. Mohamed will receive: (i) performance-based options having a Black-Scholes value equal to 210% of Mr. Mohamed’s annual salary; and (ii) RSUs with a face amount equal to 210% of Mr. Mohamed’s annual salary. These RSUs will vest subject to performance criteria developed by Mr. Mohamed and approved by the Committee, subject to determination by an independent executive compensation consultant if agreement cannot be reached.

•

Mr. Mohamed receives an annual perquisite allowance of $70,000. In exchange, Mr. Mohamed is responsible for paying the costs of perquisites such as club memberships, car expenses and financial planning and tax advice.

•	Mr. Mohamed is required to meet a minimum level of share ownership, in accordance with the Share Ownership Guidelines, equal to five times his annual base salary by March 31, 2013.

•	Mr. Mohamed serves as a director of RCI.

•

Mr. Mohamed may resign upon 6 months’ notice. Mr. Mohamed may also resign and be eligible to receive certain payments (i) if he and the Board disagree with respect to fundamental and material changes he wishes to make with respect to the business and (ii) within 60 days of a change of control.

Under our employment contract with Mr. Mohamed, if: (a) we terminate his employment other than for cause; (b) he resigns within 60 days of a change of control; (c) certain material adverse changes are made to the terms of his employment; or (d) he and the Board disagree with respect to fundamental and material changes Mr. Mohamed wishes to make with respect to the business and Mr. Mohamed resigns, Mr. Mohamed is entitled to (i) a lump sum payment equal to two times his annual base salary, two times his annual incentive bonus at target that would have been paid in the year he was terminated and a prorated bonus at target for the period in the calendar year prior to his termination; (ii) continue in our pension and benefit plans and the RCA for 24 months; (iii) immediate vesting of his stock options and RSU’s that would have vested and become exercisable within 24 months; (iv) have all performance targets related to such options or RSU’s deemed to have been met; (v) exercise his options for the balance of their terms; and

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(vi) have his RSU’s redeemed by RCI on their original redemption date. Mr. Mohamed has agreed, among other things, that during the term of his employment and for 12 months thereafter he will not compete directly or indirectly with the businesses of RCI and its subsidiaries and will not solicit any employee, customer or supplier of RCI and other related entities.

On February 14, 2013, RCI announced Mr. Mohamed’s plan to retire as President and Chief Executive Officer of Rogers Communications. In light of this, RCI reached a retirement arrangement with Mr. Mohamed that would ensure an orderly transition and secure a lengthy period of continuing leadership from him that will provide the Board with the time necessary to conduct a thorough search and ensure that Mr. Mohamed will be available as necessary to effect a seamless transition to his successor. Under the arrangement, Mr. Mohamed agreed with the Board to the extended retirement date of January 2014 (or earlier if mutually agreed), to continue to lead the company in 2013 and to work with the Board on the selection process during the transition period. The terms and conditions of this agreed arrangement are contained in Mr. Mohamed’s amended employment agreement.

In consideration of these arrangements, Mr. Mohamed will be entitled upon his retirement to (i) a lump sum payment equal to two times his annual base salary for 2013, two times his incentive bonus at the target determined by the Compensation Committee for 2013, and two times his annual $70,000 executive allowance; (ii) continue in our pension and benefit plans and the RCA for 24 months from January 31, 2014 (the “Effective Date”); (iii) immediate vesting of his stock options and RSUs that would have vested and become exercisable within 24 months from the Effective Date; (iv) have all performance targets related to such options deemed to have been met at 100% of target and have all performance targets related to such RSUs for any annual or three-year performance period that has not been completed deemed to have been met at 100% of target; (v) exercise his options for the balance of their terms; and (vi) have his vested RSUs redeemed by RCI on their original redemption date (including those which vest immediately as a result of the retirement). If Mr. Mohamed departs by mutual agreement prior to the Effective Date, he will receive the pro-rated portion of his salary for the balance of 2013 and January 2014, if any, and his incentive bonus for 2013 (which, if the departure occurs before December 31, 2013, will be paid at the target determined by the Compensation Committee for 2013). Mr. Mohamed will receive no incentive bonus in respect of 2014. The amounts and benefits in consideration of the agreed transition arrangements described above are set out in the table below, calculated as if the amended employment agreement had been in place, Mr. Mohamed had retired on December 31, 2012 and the Effective Date under the new arrangement had been that date.

Cash ($)	Stock Options ($)	RSUs ($)	Total(1) ($)
$5,540,000	$6,155,967	$6,817,197	$18,513,164

(1)	The change in pension value as a result of Mr. Mohamed’s retirement is $2.07 million. This includes $0.74 million of non-compensatory change resulting from his earlier retirement at January 1, 2015 and $1.33 million of compensatory change in respect of continued accrual of pension benefits to January 1, 2015 recognized at retirement.

In addition, under the amended employment agreement, Mr. Mohamed has agreed that his obligations under his existing employment agreement not to compete directly or indirectly with the businesses of RCI and its subsidiaries and not to solicit any employee, customer or supplier of RCI and other related entities will continue for 12 months after the Effective Date.

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Anthony Staffieri

Under our employment contract with Mr. Staffieri, if we terminate Mr. Staffieri’s employment, other than for cause, we will provide him with monthly payments equal to his salary, executive allowance and bonus (based on a target of 100% of salary) in lieu of notice, from the date of termination of employment until the earlier to occur of: (i) the date which is 24 months from the date of termination of employment; or (ii) the date upon which he secures alternate full-time employment. Mr. Staffieri will be allowed to continue benefits coverage during this period (with the exception of disability benefits). Furthermore, during this period, Mr. Staffieri will be entitled to continue to hold any previously granted stock options and RSUs and PSUs and he will be entitled to continued vesting of unvested options, RSUs and PSUs and he will be entitled to exercise those that have vested and those that vest, provided such exercise is done no later than thirty (30) days after expiry of such period. All sign-on RSUs and PSUs will vest on the scheduled redemption date subject to satisfaction of vesting conditions for the PSUs. In addition, in the event of an occurrence constituting Good Reason which is not remedied by the Company within 30 days of notice by Mr. Staffieri, and no later than 60 days following such date, Mr. Staffieri may terminate his employment and receive the benefits outlined above as if it was a termination of employment without cause. “Good Reason” includes any material diminishment of Mr. Staffieri’s authority or responsibility as EVP & CFO; a unilateral change in his reporting responsibilities; or a material reduction in compensation, pension plan or benefits. Mr. Staffieri has agreed that he will not work for BCE Inc., TELUS Corporation, Shaw Communications Inc., any affiliated entity of these corporations, or carry on business with corporations that compete with Rogers Communications (or businesses to which Mr. Staffieri rendered or extended services to, in the six months prior to termination) for a period of 12 months following the date of termination. Mr. Staffieri has also agreed that within a period of 12 months following termination, he will not solicit employees or customers of Rogers Communications, or deal in competitive business activities with any customers or suppliers of the Corporation.

William Linton

Mr. Linton retired on July 15, 2012. A retirement arrangement was put in place for Mr. Linton in which he was entitled to the following: (i) annual base salary of $650,000 prorated to the date of retirement; (ii) annual bonus of 125% of prorated base salary, subject to performance as determined by the Compensation Committee; (iii) continued vesting of all unvested stock options until the earlier of the stock option expiry date or December 31, 2012, and continued vesting of RSUs granted on September 1, 2010. Furthermore, as part of his retirement arrangement, Mr. Linton agreed to non-compete and non-solicitation provisions, in each case for a period of 12 months following the date of retirement.

Robert Bruce

Under our employment contract with Mr. Bruce, if we terminate Mr. Bruce’s employment without cause, we will pay a sum equal to 24 months base salary and bonus (based on a target of 100% of base salary) in a lump sum and benefits (except for disability benefits), including car lease, will continue for a period of 24 months. Any options that would have vested in the 12 month period following the date of termination will vest on the termination date and be exercisable over the following 24 months. Mr. Bruce will also have 24 months from the date of termination to exercise any other options vested as of the termination date. In the event of the termination of his employment, for any reason, Mr. Bruce has agreed that he will not work for Telus Mobility or Bell Mobility, or perform the same or similar duties to those performed for RCI for any other entity in Canada, in each case for a period of 12 months following the date of termination. In the event of a change of ultimate control of Rogers Communications Partnership (previously Rogers Wireless), Mr. Bruce may within 60 days of such change of ultimate control terminate his employment and receive the benefits on the same terms as if this was termination of his employment without cause.

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Edward Rogers

Under our employment contract with Mr. Rogers, if we terminate Mr. Rogers’ employment, other than for cause, we will provide him with monthly payments equal to his salary in lieu of notice from the date of termination of employment until the earliest to occur of: (i) the date which is six months plus one month for each full year of employment following the date of termination; (ii) his 65th birthday; or (iii) the date upon which he secures alternative employment; up to a maximum of 24 months. During the applicable period, Mr. Rogers may continue to participate in our pension and benefits plan (except any disability plans). In addition, all options to acquire our shares that would have, in accordance with the terms of the grants of such options, vested and become exercisable by Mr. Rogers during the period set out above, will immediately vest and become exercisable upon the effective date of termination of employment. Mr. Rogers has agreed that he will not, during the term of his employment with us and thereafter for a period of twelve months, compete directly or indirectly with us or our subsidiaries.

Keith Pelley

Under our employment contract with Mr. Pelley, if we terminate Mr. Pelley’s employment, other than for cause, we will provide him with monthly payments equal to his salary and bonus in lieu of notice, from the date of termination of employment until the date which is twenty four (24) months from the date of termination of employment (“End Date”). During the applicable period, Mr. Pelley may continue to participate in our pension and benefits plan (except any short term disability plans). In addition, all options to acquire our shares and all restricted share units (RSU’s) that would have, in accordance with the terms of the grants of such options or RSU’s vested and become exercisable by Mr. Pelley prior to the End Date, will continue to accrue and vest in accordance with their terms, provided the exercise of any vested options is done within thirty (30) days of the End Date. In addition, with respect to the initial grant of 50,000 RSU’s and 14,000 deferred share units (collectively the “initial unit grant”), the initial unit grant, to the extent not then fully vested, will vest and be redeemed on a pro rata basis to be determined by multiplying the number of months in the period from the hire date to the End Date and dividing by 36. Also if Mr. Pelley is terminated without cause prior to his 55th birthday, he will also receive a retiring allowance equal to the cash equivalent amount that would be received on the redemption of 4,400 deferred share units determined in accordance with the Rogers deferred share unit plan multiplied by the number of years from the hire date to the End Date (with a pro rata amount for any partial year). In addition, if there is a material reduction in Mr. Pelley’s responsibilities or certain changes in his reporting responsibilities or for other specified changes which are not agreed to by Mr. Pelley, Mr. Pelley may terminate his employment and receive the same benefits as if this was a termination without cause. If there is a change of control of Rogers Media and a material change in Mr. Pelley’s job responsibilities that occurs within two (2) years of the effective date of the change of control, Mr. Pelley may at his option within sixty (60) days of such date, terminate his employment and receive the same benefits as if his employment was terminated without cause. Mr. Pelley has agreed that he will not, during the term of his employment with Rogers and thereafter for a period of twelve (12) months, compete directly or indirectly with Rogers Media or its subsidiaries or solicit its customers or employees. If Mr. Pelley provides any services to the entities covered by the non-compete after this twelve (12) month period, he will forfeit all of the unexercised and unredeemed options, restricted share units, deferred share units and the retiring allowance referred to above.

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Potential Payments Upon Termination, Resignation, Retirement or Change of Control

The following table shows potential payments to each NEO as if the officer’s employment had been terminated without cause and/or if the officer had retired or resigned following a change in control or for other reasons as of December 31, 2012. For a detailed explanation of the agreements that provide for these payments, please see “Agreements” above. If applicable, amounts in the table were calculated using $45.16, the closing market price of Class B Shares on December 31, 2012. We have also assumed that the stock price performance conditions are achieved for any stock options that continue to vest in the two years following departure. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Name	Scenario	Severance ($)	Stock Options ($)	RSUs ($)	Total ($)
Nadir Mohamed	Termination without cause or material adverse changes to the terms of employment or resignation following a fundamental disagreement with the Board, or resignation following change of control.(1)(2)	$5,540,000	$6,155,967	$7,512,801	$19,208,769
Anthony Staffieri	Termination without cause	$2,448,400	$164,693	$0	$2,613,093
	Resignation	$0	$0	$0	$0
	Retirement	n/a	n/a	n/a	n/a
	Change of Control	n/a	n/a	n/a	n/a
Robert Bruce	Termination without cause	$2,880,000	$628,359	$0	$3,508,359
	Resignation	$0	$0	$0	$0
	Retirement	n/a	n/a	n/a	n/a
	Change of Control	$2,880,000	$628,359	$0	$3,508,359
Edward Rogers	Termination without cause	$1,350,000	$1,229,938	$0	$2,579,938
	Resignation	$0	$0	$0	$0
	Retirement	n/a	n/a	n/a	n/a
	Change of Control	n/a	n/a	n/a	n/a
Keith Pelley	Termination without cause	$2,648,400	$214,116	$3,179,955	$6,042,471
	Resignation	$0	$0	$0	$0
	Retirement	n/a	n/a	n/a	n/a
	Change of Control	$2,648,400	$214,116	$3,179,955	$6,042,471

Note:

(1)	As noted above, Mr. Mohamed’s employment agreement continues to provide for payments on a termination in the above circumstances, but given the agreed transition arrangements described on page 51, it is unlikely that these termination provisions will be triggered prior to Mr. Mohamed’s agreed retirement date. The amounts and benefits payable to Mr. Mohamed in consideration of the agreed transition arrangements are described on page 51.
(2)	The change in pension value as a result of Mr. Mohamed’s retirement is $2.07 million. This includes $0.74 million of non-compensatory change resulting from his earlier retirement at January 1, 2015 and $1.33 million of compensatory change in respect of continued accrual of pension benefits to January 1, 2015 recognized at retirement.

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Conclusion

The Compensation Committee understands the Corporation’s compensation policies, programs and levels of compensation, including their long-term implications and the limitations imposed by employee agreements, and has determined that they are aligned with the Corporation’s performance and reflect competitive market practices. The Compensation Committee is confident that these policies and programs allow the Corporation to attract, retain and motivate talented executives while adding shareholder value.

John H. Tory (Chairman)

Thomas I. Hull

Peter C. Godsoe, O.C.

Isabelle Marcoux

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Director Compensation

Director Compensation, Philosophy and Components

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee, based on an assessment by the Corporate Governance Committee of prevailing market conditions and with recommendations from Hugessen. In 2011, the Corporate Governance Committee engaged Hugessen to conduct a review of non-executive directors’ compensation. Based on the conclusions of the review, the Corporate Governance Committee recommended adjustments be made to directors’ compensation which the Board approved and have been in effect since April 2011.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Corporation’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, our director compensation program has five components:

•	an annual cash retainer;

•	annual fees if the director serves as Lead Director, a Committee Chair or Committee member;

•	attendance fees for each board and committee meeting the director attends;

•	travel fees, where applicable, to cover the time that was required to travel to attend board and committee meetings;

•	DSUs, which directors may choose to receive in lieu of their fees; and

•	an annual grant of DSUs.

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Retainers and Fees

During the year ended December 31, 2012, non-employee members of the Board received director retainers and fees in accordance with the following standard arrangements:

Annual Board Retainer		$65,000
Lead Director Annual Retainer		$40,000
Audit Committee Chair		$30,000
Compensation Committee Chair		$20,000
Other Committee Chairs		$10,000
Meeting Fees Board or committee (other than Audit Committee)	$ $ $	1,500 1,750 2,000	(1)	or (travel 100 to 1000 km) or (travel over 1000 km)
Audit Committee		$2,000		or
		$2,250		(travel 100 to 1000 km) or
		$2,500		(travel over 1000 km)
Audit and Compensation Committee chairs		$3,000
Other Committee Chairs		$2,000

Notes:

(1)	Directors are entitled to a fee of $500.00 for attendance by telephone conference call if less than one hour, subject to the discretion of the Chairman to determine that the full meeting fee will be paid.

The table below shows the retainers and fees that we paid to the non-employee directors during the year ended December 31, 2012.

	Retainer		Attendance fees
Name	Board(1) ($)	Committee chair ($)	Board ($)	Committee meetings ($)	Travel fee ($)	Total fees paid ($)	% of total fees in DSUs
R.D. Besse	21,667	10,000	3,500	6,500	N/A	41,667	100%
C.W.D. Birchall	145,000	N/A	9,000	18,000	N/A	172,000	100%
S.A. Burch	145,000	N/A	9,000	10,000	2,500	166,500	48%
J.H. Clappison	145,000	20,000	9,000	18,500	N/A	192,500	42%
P.C. Godsoe	225,000	10,000	9,000	18,000	N/A	262,000	100%
A.D. Horn	396,440	N/A	N/A	N/A	N/A	396,440	37%
T.I. Hull	145,000	6,667	9,000	15,500	N/A	176,167	45%
J. A. MacDonald	123,333	N/A	7,000	6,000	N/A	136,333	80%
I. Marcoux	145,000	N/A	9,000	7,500	1,250	162,750	75%
D.R. Peterson	145,000	N/A	9,000	4,500	N/A	158,500	100%
L.A. Rogers	145,000	N/A	8,500	N/A	N/A	153,500	100%
M.L. Rogers	145,000	N/A	9,000	1,500	N/A	155,500	100%
W.T. Schleyer	145,000	N/A	7,500	4,500	2,000	159,000	100%
C. Sirois	123,333	N/A	8,000	2,500	1,000	134,833	100%
J.H. Tory	145,000	13,333	9,000	15,000	N/A	182,333	44%
C.D. Watson	21,667	N/A	3,500	4,000	N/A	29,167	0%
Total	2,361,440	60,000	119,000	132,000	6,750	2,679,190

Note:

(1)	The amount disclosed in respect of the Board retainer includes the value of the DSUs granted to directors in 2012. See “Directors’ Deferred Share Unit Plan” below.

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As our Chairman, Mr. Horn is paid an annual retainer of $250,000 in lieu of all other retainers and attendance fees. Mr. Horn also continues to receive life insurance benefits and an allowance reimbursed by us. Mr. Horn has a supplemental retirement plan that provides for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Corporation’s Defined Benefit Plan.

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Our non-employee directors are not entitled to a pension or other retirement benefits or to non-equity incentive plan compensation.

Share Ownership Guidelines

The share ownership guidelines for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Corporation’s shares. Each non-employee director is required to own six times his or her annual cash retainer in any combination of Class A Shares, Class B Shares and DSUs during his or her term of service as director of the Corporation. Directors have five years to attain required ownership levels. See Business of the Meeting – Election of Directors – The Proposed Nominees” above.

Directors’ Deferred Share Unit Plan

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU has a value equal to the market price of a Class B Share at the start of the relevant fiscal quarter. A director’s DSU may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Shares. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on Class B Shares. In 2012, each director (other than the lead director and the Chairman) that is not an employee received a grant of DSUs worth $80,000. The number of DSUs is based on the share price at the time of the grant. The lead director received DSUs worth $120,000. The Chairman received 4,000 DSUs. The market price of the Class B Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the five trading days before the relevant date.

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Director Summary Compensation Table

The following table shows the compensation received by each director for the year ended December 31, 2012. Directors who are also employees of the Corporation or its subsidiaries receive no remuneration as directors.

Name(1)	Fees Earned ($)	Share-Based Awards ($)(4)	All Other Compensation ($)	Total ($)
R.D. Besse	Nil	41,667	N/A	41,667
C.W.D. Birchall	Nil	172,000	N/A	172,000
S.A. Burch	86,500	80,000	N/A	166,500
J.H. Clappison	112,500	80,000	N/A	192,500
P.C. Godsoe	Nil	262,000	N/A	262,000
A.D. Horn(2)	250,000	146,440	80,399	476,839
T.I. Hull	96,167	80,000	N/A	176,167
P. Lind(3)	Nil	322,663	1,380,521	1,703,184
J.A. MacDonald	27,603	108,730	N/A	136,333
I. Marcoux	41,375	121,375	N/A	162,750
D.R. Peterson	Nil	158,500	N/A	158,500
L.A. Rogers	Nil	153,500	N/A	153,500
Melinda M. Rogers(3)	Nil	157,535	727,613	885,148
Martha L. Rogers	Nil	155,500	N/A	155,500
W.T. Schleyer	Nil	159,000	N/A	159,000
C. Sirois	Nil	134,833	N/A	134,833
J.H. Tory	102,333	80,000	N/A	182,333
C.D. Watson	29,167	N/A	N/A	29,167

Notes:

(1)	Compensation disclosure for Nadir Mohamed and Edward S. Rogers, who were both NEOs and a director in 2012, can be found in the Summary Compensation Table in the Executive Compensation section.
(2)	The amount disclosed under ‘all other compensation’ for Mr. Horn includes an allowance, parking fees, and the change in compensatory value of his pension.
(3)	The amounts disclosed in the ‘all other compensation’ column for Phil Lind and Melinda Rogers, who are also employees, includes a combination of base salary, annual incentives, long-term incentives, change in the compensatory value of their pension, executive allowance, parking fees, car allowance, and the Corporation’s contribution to the Employee Share Accumulation Plan.
(4)	Directors may elect to receive all or part of their fees in the form of DSUs, as discussed above under the heading “Directors’ Deferred Share Unit Plan”. The amounts disclosed here for Phil Lind and Melinda Rogers, who are also executives, includes Performance RSUs that were granted as part of their annual compensation.

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Outstanding Share-based and Option-based Awards

The following table provides information with respect to outstanding stock options, RSUs and DSUs held by the Directors as of December 31, 2012. See “Senior Executive Incentive and Ownership Program”.

	Option Awards(1)				Share Awards
Name(2)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
R.D. Besse	Nil			—	Nil	Nil	3,717,526
C.W.D. Birchall	Nil			—	Nil	Nil	1,608,193
S.D. Burch	Nil			—	Nil	Nil	313,817
J.H. Clappison	Nil			—	Nil	Nil	912,232
P.C. Godsoe	15,400	10.3000	12/17/2013
	4,600	10.4200	11/12/2013	696,648	Nil	Nil	2,889,924
A.D. Horn	82,500	22.6100	03/01/2013	1,860,375	Nil	Nil	1,438,798
T.I. Hull	Nil			—	Nil	Nil	3,537,925
P. Lind(3)	44,650	37.9603	03/01/2019
	35,600	34.3187	03/01/2018
	38,800	34.7340	03/05/2017
	70,100	29.3990	03/02/2016
	61,800	38.9000	03/03/2015
	55,700	38.8823	03/01/2014
	41,250	22.6100	03/01/2013	3,883,515	29,924	1,351,360	2,268,116
I. Marcoux	Nil			—	Nil	Nil	741,437
J.A. MacDonald							135,435
D.R. Peterson	Nil			—	Nil	Nil	3,231,830
L.A. Rogers	5,600	7.4150	11/12/2013
	4,600	10.4200	11/12/2013
	4,600	8.6850	04/22/2013
	4,268	23.4400	03/01/2013	631,662	Nil	Nil	2,743,018
Martha L. Rogers	4,600	10.4200	11/12/2013
	4,600	8.6850	04/22/2013	327,589	Nil	Nil	764,333
Melinda M. Rogers(3)	21,850	37.9603	03/01/2019
	17,400	34.3187	03/01/2018
	18,900	34.7340	03/05/2017
	34,200	29.3990	03/02/2016
	30,200	38.9000	03/03/2015
	55,700	38.8823	03/01/2014
	26,000	10.4200	11/12/2013
	82,500	22.6100	03/01/2013
	31,400	8.6850	04/22/2013	5,529,680	14,565	657,746	175,536
C. Sirois							166,460
W.T. Schleyer	Nil			—	Nil	Nil	2,700,342
J.H. Tory	Nil			—	Nil	Nil	313,817
C.D. Watson	Nil			0	Nil	Nil	Nil

Notes:

(1)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006 directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans.”
(2)	Disclosure for Nadir Mohamed and Edward S. Rogers who were both NEOs in 2012 can be found under “Executive Compensation – Incentive Plan Awards” and in the “Executive Compensation – Summary Compensation Table”, above.
(3)	The value of awards not paid or distributed for Phil Lind and Melinda Rogers represents the aggregate value of cash bonuses that they voluntarily elected to defer into Deferred Share Units as well as the dividend equivalent units earned as additional DSUs. The market value is based on the closing price for Class B Shares on the TSX on December 31, 2012 which was $45.16.

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Incentive Plan Awards – Value Vested or Earned During the Year

Name(1)	Option Awards(2) – Value Vested During the Year ($)	Share Awards – Value Vested During the Year(3) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(4) ($)
R.D. Besse	Nil	41,667	N/A
C.W.D. Birchall	Nil	172,000	N/A
S.A. Burch	Nil	80,000	N/A
J.H. Clappison	Nil	80,000	N/A
P.C. Godsoe	Nil	262,000	N/A
A.D. Horn	Nil	146,440	N/A
T.I. Hull	Nil	80,000	N/A
P. Lind	459,946	Nil	345,000
J.A. MacDonald	Nil	108,730	N/A
I. Marcoux	Nil	121,375	N/A
D.R. Peterson	Nil	158,500	N/A
L.A. Rogers	Nil	153,500	N/A
Martha L. Rogers	Nil	155,500	N/A
Melinda M. Rogers	264,944	Nil	179,400
W.T. Schleyer	Nil	159,000	N/A
C. Sirois	Nil	134,833	N/A
J.H. Tory	Nil	80,000	N/A
C.D. Watson	Nil	N/A	N/A

Notes:

(1)	Disclosure for Nadir Mohamed and Edward S. Rogers, who were NEOs and directors in 2012, can be found under “Executive Compensation – Incentive Plan Awards” and in the “Executive Compensation – Summary Compensation Table”, above.
(2)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans – Stock Option Plans”.
(3)	These amounts are not payable to the Director until termination of the Director’s service. For additional details, see description of Directors’ Deferred Share Unit Plan above.
(4)	Includes amounts awarded under the Annual Incentive Plan.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows details of equity compensation plan information at December 31, 2012.

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights As at December 31, 2012 (A)	Weighted – Average Exercise Price Of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A))
Equity compensation plans approved by securityholders	OPTIONS 8,734,028	$32.34	16,215,514
	RSUs 2,255,158	N/A	1,744,842
TOTAL	10,989,186		17,960,356

The following information is provided as of December 31, 2012:

Plan	# of Class B Shares Issued and Issuable Under Security Based Compensation Arrangements	% of Outstanding Class A and Class B Shares
Restricted Share Unit Plan	4,000,000	0.78%
2000 Stock Option Plan	30,000,000	5.82%
1996 Stock Option Plan	26,000,000	5.05%
1994 Stock Option Plan	9,500,000	1.84%

As at December 31, 2012, the total number of Class B Shares issuable under outstanding stock options and the RSU Plan is 10,989,186 representing 2.13% of the aggregate Class A Shares and Class B Shares outstanding. The aggregate number of Class B Shares issued to date under the Stock Options Plans is 48,284,486. The aggregate number of Class B Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 17,960,356.

All equity based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Shares;

•

the number of Class B Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not exceed 10% of outstanding Class A Shares and Class B Shares;

•

the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Shares; and

•

the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the outstanding Class A Shares and Class B Shares.

The Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

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Indebtedness of Directors and Executive Officers

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at March 1, 2013 to the Corporation and its subsidiaries.

Purpose	To the Corporation or its subsidiaries ($)	To Another Entity ($)
Share Purchases	Nil	Nil
Other	296,849	Nil

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Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming
Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The TSX	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 – Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Corporation’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Corporation, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors

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selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditors are to be appointed by the shareholders at the Annual General Meeting of the Corporation. Our audit committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Board Composition

The Board currently has 17 members. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Corporation. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Corporation or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of the Corporation’s website at rogers.com.

It is the policy of the Board that there is a separation of the offices of the Chair of the Board and the Chief Executive Officer. Alan D. Horn, the Chair, and Nadir Mohamed, the Chief Executive Officer, are in regular communication during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

Alan D. Horn, the Chair of the Board is not an independent director. Pursuant to the Board Mandate, the Board has appointed Peter C. Godsoe, O.C., O. Ont., an independent director, as lead director. The lead director facilitates the functioning of the Board independently of management of the Corporation and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair and Lead Director” in the Board Mandate (attached to this Information Circular as Appendix B).

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The following table shows which directors of the Board are independent and which are non-independent within the meaning of NI 58-101, and the reason for non-independence of individual directors.

Director	Independent	Non-independent	Reason for non-independence
C. William D. Birchall	—
Stephen A. Burch	—
John H. Clappison	—
Peter C. Godsoe	—
Alan D. Horn (Chair)		—	Executive officer of certain private Rogers family holding companies
Thomas I. Hull	—
Philip B. Lind, C.M.		—	Executive officer of the Corporation
John A. MacDonald	—
Isabelle Marcoux	—
Nadir Mohamed		—	Executive officer of the Corporation
The Hon. David R. Peterson, P.C., Q.C.	—
Edward S. Rogers		—	Executive officer of the Corporation
Loretta A. Rogers		—	Mother of executive officers of the Corporation
Martha L. Rogers		—	Sibling of executive officers of the Corporation
Melinda M. Rogers		—	Executive officer of the Corporation
Dr. Charles Sirois	—
John H. Tory	—

The Corporate Governance Committee is responsible for, among other things, reviewing the size of the Board, the committees of the Board and the boards and committees of the Corporation’s affiliates. The Corporate Governance Committee also reviews the effectiveness of the Board on an annual basis.

The Board has seven permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director. The mandates for the seven permanent committees of the board are attached to this Information Circular as Appendix C.

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The following table shows the seven permanent committees of the Board and the directors acting as chair or members of the committees.

Director	Audit	Corporate Governance	Nominating	Compensation	Executive	Finance	Pension
C. William D. Birchall	—		—			—
Stephen A. Burch	—
John H. Clappison	*						—
Peter C. Godsoe		*	—	—	—	—
Alan D. Horn					—	—	*
Thomas I. Hull		—		—	—	—
Philip B. Lind, C.M.
John A. MacDonald	—
Isabelle Marcoux		—		—
Nadir Mohamed
The Hon. David R. Peterson, P.C., Q.C.							—
Edward S. Rogers			*		*	*
Loretta A. Rogers
Martha L. Rogers							—
Melinda M. Rogers			—			—	—
Dr. Charles Sirois						—
John H. Tory		—	—	*

*	Chair
—	Member

Board Mandate and Responsibilities

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility. The complete Board Mandate including roles and responsibilities for directors, including the Chair of the Board is attached to this Information Circular as Appendix B.

During 2012, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2013.

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The following table shows the number of meetings of the Board and its committees and the attendance rate of each director in 2012.

Director	Board(1)	Audit	Corporate Governance	Nominating	Compensation	Finance	Pension	Total Attendance
C. William D. Birchall	7/7	5/5		2/2		6/6		100%
Stephen A. Burch	7/7	5/5						100%
John H. Clappison	7/7	5/5					3/3	100%
Peter C. Godsoe	7/7		2/2	2/2	4/4	6/6		100%
Alan D. Horn	7/7					6/6	3/3	100%
Thomas I. Hull	7/7		2/2		4/4	6/6		100%
Philip B. Lind, C.M.	7/7							100%
John A. MacDonald	5/5	3/3						100%
Isabelle Marcoux	7/7		2/2		3/4			92%
Nadir Mohamed	7/7							100%
The Hon. David R. Peterson, P.C., Q.C.	7/7						3/3	100%
Edward S. Rogers	7/7			2/2		6/6		100%
Loretta A. Rogers	6/7							86%
Martha L. Rogers	7/7						1/3	80%
Melinda M. Rogers	7/7			2/2		6/6	2/3	95%
William T. Schleyer	6/7				3/4			82%
Dr. Charles Sirois	5/5					3/4		89%
John H. Tory	7/7		2/2	2/2	4/4			100%

(1)	No Executive Committee meetings were required in 2012.

Code of Ethics and Business Conduct

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Policy for Officers and Employees, which we refer to as the Codes. The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

Processes are in place to encourage implementation of the Codes by the Board, the CEO and employees such as distribution of the Code to the Corporation’s employees; and the STAR Hotline, the Company’s anonymous whistleblower hotline. For more details refer to Appendix A to this Information Circular under the heading “Ethical Business Conduct”.

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Director Orientation and Continuing Education

It is the responsibility of the Corporate Governance Committee to provide an orientation and continuing education program for the directors.

Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.

As part of ongoing education, from time to time, presentations are made by management personnel or outside experts to educate the directors on new issues and developments in legal, regulatory and industry initiatives.

All of our directors have become members of the Institute of Corporate Directors in 2013, which offers director education programs and provides access to publications to enhance knowledge concerning governance and director responsibilities.

Director Nomination and Board Assessment

The Nominating Committee is responsible for receiving and initiating proposals for nomination of individuals for election to the Board and assessing incumbent directors for re-nomination to the Board. The Nominating Committee maintains a list of potential candidates for future director vacancies. Potential candidates for director of the Corporation are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Corporation’s needs. In evaluating candidates, the Nominating Committee considers diversity as well as the effectiveness of the Board, as a whole, and its individual members, including their respective competencies and skills. The Nominating Committee has five members, a majority of whom are independent. For more information on the Nominating Committee and its responsibilities, please refer to the subsection “Nomination of Directors” in Appendix A to this Information Circular. Also refer to Appendix C to this Information Circular for the full mandate of the Nominating Committee.

The Corporate Governance Committee uses discussions between the chair of the committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

Risk Management Oversight

For a description of risk management oversight, please see the section entitled “Enterprise Risk Management” on page 63 of the MD&A.

Audit Committee

The Audit Committee is composed entirely of independent directors and meets regularly without management present. Audit Committee meetings with both internal and external auditor are held on a regular basis and the committee has the authority to engage independent advisors, paid for by the Corporation, to help make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Corporation.

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Other Good Governance Practices

•	Director Share ownership guidelines (See section entitled “Share Ownership Guidelines”)

•	Committee retention of independent advisors

Submitted on behalf of the Corporate Governance Committee

Peter C. Godsoe (Chairman)

Thomas I. Hull

Isabelle Marcoux

John H. Tory

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Other Information

Interest of Informed Persons in Material Transactions

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2012.

Interest of Certain Persons or Companies in Matters to be Acted Upon

None of our directors or executive officers, nor any person who has had such a position since January 1, 2012, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors or the appointment of auditors.

Management Contracts

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

Additional Documentation

Please see our full year 2012 financial statements and Management’s Discussion and Analysis for financial and other information about Rogers. Additional information is available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com/investors. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis and Annual Information Form without charge, upon request from the Investor Relations Department which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

416.935.3522

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this Information Circular.

David P. Miller Secretary

March 6, 2013

Toronto, Ontario, Canada

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Appendix A

NATIONAL INSTRUMENT REQUIREMENTS

Instrument Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Corporation (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

C. William D. Birchall

Stephen A. Burch

John H. Clappison

Peter C. Godsoe, O.C., O. Ont.

Thomas I. Hull

John A. MacDonald

Isabelle Marcoux

The Hon. David R. Peterson, P.C., Q.C.

Charles Sirois

John H. Tory, O. Ont.

During 2012, William T. Schleyer was considered independent.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Please refer to the table in the subsection “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose whether or not a majority of directors are independent.	A majority of the Board is independent.
If a director is presently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Please refer to the table in the subsection “The Proposed Nominees” under “Election of Directors”.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the table in the subsection “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	Please refer to the subsection “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the table under “Election of Directors”.
Board Mandate
Disclose the text of the board’s written mandate.

The Board has adopted a Board of Directors Mandate (the Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this Information Circular as Appendix B).

Among other responsibilities, the Board is responsible for approving the Corporation’s goals, objectives and strategies. The Board has in place a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.

Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.

The Board Mandate states the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•      to chair Board meetings and annual and special meetings of shareholders;

•      to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•      to prepare the agenda for each Board meeting with the participation of management;

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Instrument Requirements	Comments

•      to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•      to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•      to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•      to provide appropriate guidance to individual Board members in discharging their duties;

•      to ensure newly appointed directors receive an appropriate orientation and education program;

•      to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•      to promote best practices and high standards of corporate governance.

The chairs of each board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

Disclose whether or not the board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written job description for the office of CEO. The Compensation Committee will review and approve the CEO’s written objectives for the current year.

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Instrument Requirements	Comments
Orientation and continuing Education
Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Please refer to the subsection “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance committee.
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Please refer to the subsection “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”
Ethical Business Conduct

Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted both a “Directors Code of Conduct and Ethics” and the “Rogers Business Conduct Policy” for Officers and Employees (the Codes). The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

(i)     We have publicly filed the Codes on SEDAR and they may also be obtained from our website where they have been posted under “Corporate Governance” at rogers.com.

(ii)    Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

(iii)    Not applicable.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

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Instrument Requirements	Comments
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board and the CEO have reviewed and approved the Codes.

It is managements’ responsibility to distribute and implement the Rogers Business Conduct Policy to the Corporation’s employees. Under the Rogers Business Conduct Policy the Corporation expects any employee who has reason to suspect any violation of applicable law or regulations or has concerns about potential business/ethical misconduct, financial misconduct with regard to the Corporation’s accounting practices, financial controls or the safeguarding of its assets, to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, the corporate whistleblower hotline, which allows anonymous reporting, if desired.

In addition, each year we provide a refresher on our business conduct and ethical standards through mandatory Company-wide training on the Rogers Business Conduct Policy. The training course provides an overview of key topics and tests an employee’s understanding of how to deal with the practical real-life issues and challenging choices that may arise in their day-to-day work.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.	Please refer to the subsection “Director Nomination and Board Assessment” under “Statement of Corporate Governance Practices”
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating Committee has five members, a majority of whom are independent.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not comprised entirely of independent directors because two members, Edward S. Rogers and Melinda Rogers, are executive officers of our Corporation and because of their respective roles as the Control Trust Chair and Control Trust Vice-Chair of

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Instrument Requirements	Comments
our controlling shareholder. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined that it is appropriate for Edward S. Rogers and Melinda Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Please refer to the subsection “Director Nomination and Board Assessment” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Nominating Committee.
Compensation
Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Please refer to the subsection “Director Compensation” and “Report of the Compensation Committee”.
Disclose whether or not the board has a compensation committee composed entirely of independent directors.	All members of the Compensation Committee are independent. For additional information, please see “Report of the Compensation Committee” above.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee and the Board are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for key positions, fostering leadership development and management depth and reviewing progress on leadership development plans.

Please refer to Appendix C for the full mandate of the Compensation Committee.

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Instrument Requirements	Comments
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Please refer to the section “Compensation Discussion and Analysis”.
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Please refer to the subsection “Board Composition” under “Statement of Corporate Governance Practices” for identification of the seven permanent standing committees of the Board. Also refer to Appendix C for the full mandates of all seven standing committees.
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Please refer to the subsection “Director Nomination and Board Assessment” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

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Appendix B

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

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Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

Role and Responsibilities of the Board

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

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•	approving and updating the Code of Business Conduct for employees to create a culture of integrity throughout the organization;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances, major business development initiatives and any unbudgeted expenditure in excess of $50 million;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

Role and Responsibilities of the Chair

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•

to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

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•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance.

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•

as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•

the Senior Vice President, Human Resources of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Compensation Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

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Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Finance Committee; (3) Corporate Governance Committee; (4) Nominating Committee; (5) Compensation Committee; (6) Pension Committee; and (7) Executive Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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Appendix C

COMMITTEE MANDATES

Audit Committee

Current Members(1):

Name	Independent
C. William D. Birchall	Yes
Stephen A. Burch	Yes
John H. Clappison	Yes
John A. MacDonald	Yes

(1)	Ronald D. Besse and Colin D. Watson were committee members until April 25, 2012.

Our Main Responsibilities

•	overseeing of reliable, accurate and clear financial reporting policies and practices to shareholders

•	overseeing the design, implementation and review of internal controls – the necessary checks and balances must be in place

•	directly responsible for the qualifications, independence, appointment and oversight of the work of the external auditors – the shareholders’ auditors report directly to the Committee

•	meeting with the Corporation’s external and internal auditors and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of processes that ensure the Corporation is in compliance with the laws and regulations that apply to it as well as its own policies

•	receiving reports on and approving, if appropriate, certain transactions with related parties

•	review processes to identify major risk exposures and associated risk management policies

Independence is Key

•	our Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Corporation’s Director Material Relationship Standards

•	we meet regularly without management present

•

we have the authority to engage independent advisors, paid for by the Corporation, to help us make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Corporation

Purpose of Audit Committee

The Audit Committee shall assist the Board of the Corporation in fulfilling its oversight responsibilities in the following principal areas: (i) financial reporting processes and the integrity of financial statements provided by the Corporation to the public, (ii) the qualifications, independence, appointment and oversight of the work of the external auditors (iii) the qualifications and performance of internal auditors (iv) the Corporation’s accounting systems, financial controls, and disclosure controls, (v) compliance with applicable legal and regulatory requirements, and (vi) effectiveness of risk assessment policies.

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In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Audit Committee such matters and questions relating to the financial position of the Corporation and its affiliates as the Board may from time to time see fit.

Membership

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Corporation’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)	Independence. Each member shall be independent in accordance with applicable securities laws and based on the Corporation’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. In addition, at least one member must be a financial expert.

(c)	Commitment. In addition to being a member of the Audit Committee and of any audit committee of any affiliate of the Corporation, if a member of the Audit Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Corporation’s Audit Committee.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

Meetings

The times and locations of meetings of the Audit Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Audit Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Corporation.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated

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to Audit Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Resources and Authority

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the general counsel of the Corporation and other officers and employees of the Corporation.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Corporation and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Corporation with the officers and external and internal auditors of the Corporation and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

Responsibilities

The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Corporation’s management and external auditors, and overseeing the activities of the internal auditors. The Corporation’s external auditors are accountable to the Audit Committee.

It is recognized that members of the Audit Committee are not full-time employees of the Corporation and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Corporation’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Audit Committee otherwise becomes aware;

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(b)	review all material transactions and material contracts entered into by the Corporation (and any subsidiary) with any insider or related party of the Corporation, other than officer or employee compensation arrangements approved or recommended by the Compensation Committee or director remuneration approved or recommended by the Corporate Governance Committee; and

(c)	review and discuss with management and the external auditors the Corporation’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Corporation, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Corporation, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Corporation’s financial reporting;

(h)	review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Corporation extracted or derived from the Corporation’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)	the interim consolidated financial statements, the Corporation’s disclosure under “Management Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Audit Committee on behalf of the Board of Directors, provided that such approval is subsequently reported to the Board of Directors at its next meeting.

2.	External Auditors

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Corporation’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	recommend to the Board the compensation of the external auditors;

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(d)	pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Corporation’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)	consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)	request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Corporation, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors

(a)	approve the annual internal audit plan and discuss internal audit’s mandate with the head of internal audit, including the staffing, responsibilities and budgets;

(b)	obtain periodic reports from the head of internal audit regarding internal audit findings and the Corporation’s progress in remedying any significant audit findings; and

(c)	review the scope and responsibilities and effectiveness of the internal audit team, its independence from management, its credentials, its resources and its working relationship with the external auditors.

4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)	oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Corporation’s accounting system and internal controls;

(b)	review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditor and internal audit compliance with the Corporation’s Disclosure Policy by Directors, Officers and other management personnel;

(d)	review with senior management the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use, to

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prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)	review disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	review disclosures related to the Audit Committee required to be included in the Corporation’s continuous disclosure filings;

(d)	review with the Corporation’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Corporation’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Audit Committee will review the Corporation’s:

(a)	processes for identifying, assessing and managing risks;

(b)	major risk exposures and trends from all areas (i.e. financial, security) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(c)	business continuity plans and disaster recovery plans; and

(d)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(c)	review earnings guidance provided to analysts and rating agencies;

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(d)	periodically review with senior management the status of significant taxation matters;

(e)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Corporation’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(f)	review and reassess the adequacy of the Audit Committee’s Mandate on an annual basis.

Please see the section entitled “Audit Committee” of the Corporation’s Annual Information Form, available at sedar.com, for additional information with respect to the Corporation’s audit committee.

Corporate Governance Committee

Current Members:

Name	Independent
Peter C. Godsoe	Yes
Thomas I. Hull	Yes
Isabelle Marcoux	Yes
John H. Tory	Yes

Our Main Responsibilities

•	reviewing and making recommendations regarding the Board’s approach to director independence

•

developing and, where appropriate, recommending to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Company

•	reviewing and recommending the compensation of the directors of the Company

•	satisfying itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitating the evaluation of the Board and Committees

Independence is Key

•	Our Committee is composed entirely of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards

•	We meet regularly without management present

•	We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on director compensation. We have hired independent advisors since 2006

Purpose of the Corporate Governance Committee

The Corporate Governance Committee shall assist the Board of the Corporation in fulfilling its oversight responsibilities in the following principal areas: (i) developing a set of corporate

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governance rules, including a code of conduct and ethics; (ii) reviewing and recommending the compensation of the Corporation’s directors; (iii) facilitating the evaluation of the Board and Committees.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Corporation’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Corporate Governance Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Corporate Governance Committee members who are present.

Meetings

The times and locations of meetings of the Corporate Governance Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Corporate Governance Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Corporate Governance Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Corporate Governance Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Corporate Governance Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, legal counsel and other experts or consultants.

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Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information or advice and on the accuracy and completeness of the information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Corporate Governance Committee as the Board may from time to time determine.

Responsibilities

•	develop and recommend to the Board and review the Corporation’s corporate governance practices (including Board Mandate and Code of Conduct and Ethics);

•	review and make recommendations regarding the Board’s approach to director independence;

•	recommend to the Board the number and content of meetings, annual work plan and schedules of issues;

•	review size of the Board, the committees of the Board and the boards and committees of the Corporation’s affiliates;

•	review Board committees’ mandates;

•	satisfy itself that the Corporation communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;

•

monitor policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading);

•	assess the effectiveness of the Board as a whole and the committees of the Board;

•	provide an orientation and education program for individuals elected to the Board for the first time; and

•	review and recommend to the Board the level and form of compensation of the Board and of committees of the Board.

Pension Committee

Current Members(1):

Name	Independent
John H. Clappison	Yes
Alan D. Horn	No
David R. Peterson, P.C., Q.C.	Yes
Martha L. Rogers	No
Melinda M. Rogers	No

(1):	Ronald D. Besse was a committee member until April 25, 2012.

Our Main Responsibilities

•

to assist the Rogers Communications Partnership (the “Partnership”) and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by the Partnership and its affiliates (the “Plans”)

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•	to oversee the funding, administration, communication and investment management of the Plans and to select and monitor the performance of all third parties performing duties in respect of the Plans

Purpose of the Pension Committee

The Committee shall assist the Board of the Corporation in fulfilling their delegated responsibilities in the following principal areas: (i) overseeing the funding, administration, communication and investment management of the Plans; (ii) selecting and monitoring the performance of all third parties performing duties in respect of the Plans; (iii) approving amendments to the Plans; (iv) adopting amendment of any statement of investment policies and procedures (the “SIP&P”); and (v) reviewing reports prepared in respect of the administration of the Plans and unaudited financial statements for the Plans.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint outside consultants to assist in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the articles of incorporation of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

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Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Partnership and its affiliates, outside auditors, counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Partnership and its affiliates from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Affiliates of the Corporation Participating in the Plans

The Partnership and certain of its affiliates are the sponsors and administrators of the Plans. By resolution of their boards of directors and/or pursuant to an amended and restated agency agreement between the Partnership and certain of its affiliates effective July 1, 2010, the Partnership and these affiliates have delegated the authority and responsibility to administer the Plans to the Board and Committee as described below.

Responsibilities of the Board of Directors

The Board has overall responsibility for the prudent administration of the Plans, including, without limitation, the following specific powers, duties and responsibilities in respect of the Plans:

a.	assessing the governance structure of the Plans;

b.	approving the mandate of the Committee and appoints its members;

c.	approving the adoption of and wind-up of any Plan with active members;

d.	approving any Plan amendments that significantly alter plan liabilities or that reflect changes in company policy towards retirement benefits;

e.	receiving reports prepared by the Committee in respect of the administration of the Plans; and

f.	approving of any funding strategy for the Plans which departs from that recommended by the Plans’ actuarial advisors.

Responsibilities of the Pension Committee

The Committee has the following specific powers, duties and responsibilities in respect of the Plans:

a.	monitoring and overseeing the administration of the Plans, including duties and responsibilities assigned to certain employees of the Partnership and its affiliates, the funding agents of the Plans, investment managers and other actuarial and financial advisors retained by the Partnership, as follows:

i.	reviewing and approving, where applicable, reports, statements and valuations required under the Plans pertaining to administration, investment policy and performance and funded status of the Plans,

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ii.	monitoring new developments and applicable law with respect to the Plans and compliance with requirements of applicable federal and provincial legislation, rules, and regulations with respect to reporting, filing and registration,

iii.	monitoring the appropriateness of Plan design and the provision of relevant information to the members of the Plans,

iv.	approving the appointment and remuneration and oversee the performance of: the investment manager(s), funding agents, auditors and other agents and advisors appointed in respect of the Plans,

v.	ensuring that contracts, agreements and mandates, where appropriate, are signed and in place with the investment managers, funding agents and other agents and advisors in respect of the administration of the Plans, and

vi.	overseeing the investment philosophy, policies and strategies of the investment manager(s) of the Plans. This includes reviews with the investment manager(s) of the investment performance of the funds of the Plans with the assistance of such independent investment review services as the Committee deems appropriate;

b.	approving amendments to the Plans and related funding/trust agreements not within the exclusive authority of the Board set out above, provided that the Committee advises the Board of all such amendments approved by the Committee;

c.	adopting annual or more frequent review of and amendment of any SIP&P;

d.	reviewing annual or more frequent reports prepared in respect of the administration of the Plans by officers of the Partnership, the auditors to the Plans and other agents and advisors;

e.	receiving, reviewing and approving audited and unaudited financial statements for the Plans;

f.	reporting to the Board and to the boards of the affiliates listed in Schedule B on the above matters and on other matters deemed material by the Committee; and

g.	performing such other duties and responsibilities as are delegated to it by the Board from time to time.

Standard of Care

Each member of the Board and Committee shall act with the care diligence and skill that a person of ordinary prudence would exercise in dealing with the property of another person and shall use all relevant knowledge and skill that a member of the Board or member of the Committee possesses or ought to possess as a member of the Board or the Committee.

Compliance with Plans and Law

In fulfilling their duties, the Board and the Committee shall act in a manner which is consistent in all material respects with the terms of the Plans, the terms of any funding/trust agreements associated with the Plans, the terms of any applicable collective agreement and all applicable and relevant legislation, including the federal Pension Benefits Standards Act, 1985 (pursuant to which all the Plans are currently registered) and all applicable provincial pension benefits standards legislation and all regulations thereunder, as amended from time to time.

Executive Committee

Current Members:

Name	Independent
Peter C. Godsoe	Yes
Alan D. Horn	No
Thomas I. Hull	Yes
Edward S. Rogers	No

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Our Main Responsibilities

•	to approve the final terms of transactions previously approved by the Board

•	to monitor the implementation of policy initiatives adopted by the Board

Purpose of the Executive Committee

Subject to the Business Corporations Act (British Columbia) and the articles of the Corporation, the Executive Committee shall possess and may exercise all the powers, authorities and discretions vested in or exercisable by the Board of the Corporation.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Executive Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Executive Committee members who are present.

Meetings

The times and locations of meetings of the Executive Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Executive Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Executive Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Executive Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Executive Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside auditors, counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he

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or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Executive Committee as the Board may from time to time determine.

Responsibilities

In addition to any other duties and responsibilities assigned to it from time to time by the Board, the Committee shall, when the Board is not in session, have full power to supervise the management of the business and affairs of the Corporation and shall have, and may exercise, all or any of the powers vested in and exercisable by the Board, subject only to applicable law.

The responsibilities of the Executive Committee shall include those listed below, where requested by the Board. The enumerated responsibilities are not meant to restrict the Executive Committee from examining any matters related to its purpose:

a.	to approve the final terms of transactions previously approved by the Board; and

b.	to monitor the implementation of policy initiatives adopted by the Board

Finance Committee

Current Members:

Name	Independent
C. William D. Birchall	Yes
Peter C. Godsoe	Yes
Alan D. Horn	No
Thomas I. Hull	Yes
Edward S. Rogers	No
Melinda M. Rogers	No
Charles Sirois	Yes

Our Main Responsibilities

•	reviewing and reporting to the Board or a committee of the Board on certain matters, including:

—	financings (including share issuances)

—	transactions not budgeted, outside the ordinary course of business and involving more than $50 million

—	alliance, branding, license, partnership and joint venture arrangements involving more than $50 million

—	granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

—	granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

—	consider candidates for appointment of Chief Financial Officer and Audit Committee Chair of the Company and its subsidiaries, as applicable

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Purpose of the Finance Committee

The Finance Committee shall assist the Board of the Corporation in fulfilling its oversight responsibilities in the following principal areas: (i) financings (including share issuances); (ii) unbudgeted transactions, alliance branding, license, partnership or joint venture arrangements; and (iii) considering candidates for the appointment of Chief Financial Officer and Audit Committee Chair of the Corporation and its subsidiaries, as applicable.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Finance Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Finance Committee members who are present.

Meetings

The times and locations of meetings of the Finance Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Finance Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Finance Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Finance Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside auditors, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he

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or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Finance Committee as the Board may from time to time determine.

Responsibilities

Without derogating from the duties, rights and prerogatives of the Board, the responsibility of the Committee shall be to review and report to the Board or any other committee of the Board on the following matters prior to their submission to the Board or to any other committee of the Board or the filing of any document required to implement any such matter with any governmental or regulatory authority. The Committee will endeavour to report to the Board or any other committee of the Board on any matter referred to it within 14 business days.

•

Financings (including the issuance of shares or rights to convert or exchange into or acquire shares, other than employee share options or employee share purchase plans approved by the Board or the Compensation Committee), credit facilities, the creation, incurrance or assumption of borrowings from third parties and the granting or assumption of guarantees, commitments or support agreements, contingent or otherwise (including the refinancing, refunding, extension, amendment, restructuring, novation or regranting of any of the foregoing, whether currently existing or hereafter incurred), the acceleration or prepayment of debt and the acquisition, redemption or repurchase of securities of the Corporation or any subsidiary;

•

Transactions (other than transactions solely between the Corporation and its subsidiaries or between subsidiaries of the Corporation) that are not within the annual business plan and budget as approved by the Board and which provide for acquisitions, dispositions, exchanges or leases of property or assets of the Corporation or any subsidiary contingent or otherwise (including without limitation a put right), outside of the ordinary course of business, or for investments and loans by the Corporation or any subsidiary, in each case of more than $50 million in the aggregate by one or a series of transactions;

•	The engagement of financial, investment or similar advisors by the Corporation or any of its subsidiaries in connection with transactions with a value in excess of $100 million;

•

Alliance, branding, licence, relationship, joint venture and partnership agreements involving liabilities or commitments, actual or contingent, by the Corporation or any of its subsidiaries (the Rogers Companies) in excess of $50 million in the aggregate by one or a series of transactions;

•

The grant or assumption of rights of first negotiation, first offer or first refusal, contingent or otherwise, (other than between Rogers Companies) in respect of any property or asset of any Rogers company that has an estimated fair market value in excess of $50 million;

•

The grant of rights or assumption of obligations by any Rogers company of any non-competition covenant or exclusivity undertaking in favour of any person (other than a Rogers company) which is for a term in excess of two years and is in respect of a line of business that had revenues of at least $50 million in the most recent fiscal year or is in respect of the supply of products or service that involves estimated expenditures of over $50 million in the aggregate by one or a series of transactions; and

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•	Candidates for appointment as the Chief Financial Officer and Chair of the Audit Committee of any Rogers company.

The Board may from time to time delegate additional responsibilities to the Committee.

Nominating Committee

Current Members:

Name	Independent
C. William D. Birchall	Yes
Peter C. Godsoe	Yes
Edward S. Rogers	No
Melinda M. Rogers	No
John H. Tory	Yes

Our Main Responsibilities

•	review, consider and/or initiate proposals for nomination of directors to the Board and the board of directors of our wholly owned subsidiaries

•	interview proposed nominees, where appropriate

•	assess incumbent directors for re-nomination to the Board

•	establish criteria for and recommend prospective members for our and our affiliates’ boards

Purpose of the Nominating Committee

The Nominating Committee shall assist the Board of the Corporation in fulfilling its oversight responsibilities in the following principal areas: (i) review and consider proposals for nomination of directors to the Board; and (ii) assess incumbent directors for re-nomination to the board.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Corporation’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

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Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Nominating Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Nominating Committee members who are present.

Meetings

The times and locations of meetings of the Nominating Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Nominating Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Nominating Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Nominating Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Nominating Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Nominating Committee as the Board may from time to time determine.

Responsibilities

The responsibilities of the Nominating Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Nominating Committee from examining any matters related to its purpose:

•

receive and/or initiate proposals for nomination of individuals for election to the Board and to the boards of directors of the wholly-owned subsidiaries of the Corporation, and to review and consider such proposals;

•	where appropriate, interview proposed nominees;

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•	assess incumbent directors for re-nomination to the Board and/or committees of the Board;

•	establish criteria for prospective members of the Board and/or committees of the Board and the boards of the Corporation’s affiliates;

•

recommend, in a timely fashion, to the Board and to the boards of wholly-owned subsidiaries the names of individuals to be nominated for election as members of the Board, members of Board committees and members of the boards of wholly-owned subsidiaries, respectively; and

•

consider and make recommendations for individuals to be nominated for election as members of the boards of directors of corporations that are not wholly-owned and in which the Corporation may have a controlling or significant interest.

Compensation Committee

Current Members:(1)

Name	Independent
Peter C. Godsoe	Yes
Thomas I. Hull	Yes
Isabelle Marcoux	Yes
John H. Tory	Yes

(1)	William T. Schleyer was a committee member until he resigned from the Board on January 21, 2013.

Our Main Responsibilities

•	review, approve and, as applicable, recommend for Board approval, our executive compensation and severance policies;

•	review the Corporation’s compensation and benefit programs (design and competitiveness) and senior executive’s management development and succession planning;

•	set performance objectives for the CEO, which encourage the Corporation’s long-term financial success and regularly measure the CEO’s performance against these objectives;

•

determine, in consultation with independent advisors who help us set competitive compensation that meets the Corporation’s hiring, retention and performance objectives, the recommended compensation for the following positions:

(i)	the CEO;

(ii)	all employees of the Corporation and its affiliates, subject to certain limitations listed below;

(iii)	the Named Executive Officers (as defined below);

(iv)	all officers reporting to the CEO and certain other senior officers; and

(v)	Family Members of the above employees employed by the Corporation and its affiliates.

•

produce a report on executive compensation for the benefit of shareholders, which is published in the Corporation’s annual proxy circular, and review, as appropriate, any other material public disclosures concerning executive compensation.

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Independence

•	Our Committee is composed of a majority of independent directors within the meaning of applicable Canadian securities laws and the Corporation’s Director Material Relationship Standards.

•	We meet regularly without management present.

•	We have the authority to engage independent advisors, paid for by the Corporation, to help us make the best possible decisions on executive compensation. We have hired independent advisors since 2006.

Purpose of the Compensation Committee

The Compensation Committee shall review, approve and, if applicable, recommend the Corporation’s executive compensation and severance policies to ensure that such policies are designed to provide the Chief Executive Officer and the employees of the Corporation and its subsidiaries with fair and competitive compensation. The Committee shall oversee the administration of the Corporation’s Stock Option Plans, Employee Share Accumulation Plans, other long-term incentives, and any other compensation program. In addition the Committee shall review Corporation’s the human resources development, succession planning and performance evaluation programs and make recommendations to ensure that such programs are established and operating effectively.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Corporation’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside compensation consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Compensation Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Compensation Committee members who are present.

Meetings

The times and locations of meetings of the Compensation Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Compensation Committee, in consultation with management when necessary, provided that there shall be a

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minimum of two meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Compensation Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Compensation Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Compensation Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside auditors, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Compensation Committee as the Board may from time to time determine.

Responsibilities

The specific responsibilities of the Compensation Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Compensation Committee from considering, approving and making recommendations regarding any matters related to its purpose.

1.	To review and, as appropriate, approve any changes to the Corporation’s compensation policies and programmes including short-term incentive plans, long-term incentive plans, benefit plans, perquisite plans and pension plans. With respect to the Corporation’s short-term and long-term incentive plans, this review includes an assessment of their impact on risk-taking to ensure the plans do not incent risk-taking beyond the Corporation’s risk tolerance.

2.	To review and, as appropriate, recommend for Board approval the terms of employment and compensation arrangements for the Chief Executive Officer. With respect to the Chief Executive Officer, the Committee will at least annually:

i)	Establish performance goals and corresponding incentive compensation award levels

ii)	Review actual performance against established goals

iii)	Review and as appropriate, recommend for Board approval, incentive compensation awards.

3.	To review, based on the recommendations of the Chief Executive Officer, and approve, the level of all forms of compensation to be paid to:

i)	Named Executive Officers (as defined under applicable Canadian securities laws), excluding the Chief Executive Officer, for the Corporation and its affiliates;

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ii)	All Officers reporting to the Chief Executive Officer and all Officers at the E1 and E2 level;

iii)	Family Members of the employees in (i) and (ii) above, who are employed by the Corporation and its affiliates. “Family Members” means, with respect to a Subject Employee (the individuals referred to in terms (i) and (ii) being collectively referred to as the “Subject Employees”), a person’s spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law, and anyone who shares such person’s home; and

iv)	executives at the E3, E4 and E5 level, to the extent there is a deviation from the approved Executive Compensation Policies and Procedures.

4.	To review and approve, the performance objectives, and corresponding payout levels under approved incentive plans for Subject Employees, excluding, for greater certainty, the Chief Executive Officer.

5.	To consider and, as appropriate, approve a pool of long-term incentive awards, consistent in terms with the Corporation’s approved plans, that are available for grant at the discretion of the CEO, subject to the following limitations which are set by the Committee on an annual basis: (i) the maximum number of shares that may be granted under awards to participants within defined salary bands, and (ii) the maximum percentage of the total awards per annum granted to certain groups of individuals (i.e. Named Executive Officers, Key Executives and other participants).

6.	To review and, as appropriate, approve the Corporation’s standard severance policy, as well as the terms of any severance provision or settlement being contemplated for a current or prospective employee that is included in the group of employees included under the definitions of Subject Employee or Family Member. The Committee is also responsible to review and approve, as appropriate, the terms of severance or any settlement with executives at the E3, E4 and E5 levels, where the severance terms exceed the severance pursuant to the approved Executive Compensation Policies and Procedures.

7.	To monitor the administration of the Corporation’s long-term incentive plans and Employee share accumulation plans, including the approval of grants of options, share units or other long-term incentives to employees based on the recommendation of the Chief Executive Officer and to ensure that all grants are made in accordance with the terms of the Corporation’s approved Executive Compensation Policies and Procedures.

8.	To review and approve the executive compensation sections of the Corporation’s annual proxy circular and other public filings.

9.	On an annual basis, to review and approve the Corporation’s succession and management development plans, with respect to those roles currently occupied by Subject Employees.

10.	Conduct an annual review of the Committee’s mandate and performance.

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SHAREHOLDER INFORMATION AND INQUIRIES

SHAREHOLDER SERVICES

If you are a shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario, Canada M4W 1G9 416-935-7777 or rogers.com CUSTOMER SERVICE 888-764-3771 or rogers.com/support

CIBC Mellon Trust Company

c/o: Canadian Stock Transfer Company Inc.

P.O. Box 700

Postal Station B

Montreal, QC

H3B 3K3

inquiries@canstockta.com or 1-800-387-0825

Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact Canadian Stock Transfer Company as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts and others requiring additional financial information can visit rogers.com/investors or contact: investor.relations@rci.rogers.com or 416-935-3522. For media inquiries: 416-935-7777.

On-line Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit rogers.com/investors where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices and our continuous disclosure materials including quarterly financial releases, Annual Information Forms and Management Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (“DRIP”)

Canadian Stock Transfer Company administers a dividend reinvestment program for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit www.canstockta.com/issuersOfferDRIPS.do, or contact Canadian Stock Transfer Company Inc. as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Registered shareholders can receive electronic notice of financial statements and proxy materials and utilize the Internet to submit proxies on-line by registering at canstockta.com/electronicdelivery. This approach gets information to shareholders more quickly than conventional mail and helps RCI protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of the stock, comes from well managed forests, controlled sources and recycled wood or fibre. This information circular is fully recyclable.